FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Earnings Release 2008 and 4th Quarter 2008, Companhia Energética de Minas Gerais – CEMIG

2.	Earnings Release 2008 and 4th Quarter 2008, Cemig Geração e Transmissão S.A.

3.	Earnings Release 2008 and 4th Quarter 2008, Cemig Distribuição S.A.

4.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, March 5, 2009

5.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Distribuição S.A., March 5, 2009

6.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., March 5, 2009

7.	Summary of Decisions of the 454th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 9, 2009

8.	Summary of Principal Decisions of the 86th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 9, 2009

9.	Summary of Minutes of the 446th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 26–27, 2008

10.	Summary of Minutes of the 447th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2008

11.	Summary of Minutes of the 448th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16–17, 2008

12.	Summary of Minutes of the 451st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 26, 2009

13.	Summary of Minutes of the 78th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 29–30, 2008

14.	Summary of Minutes of the 80th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 26–27, 2008

15.	Summary of Minutes of the 81st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 16–17, 2008

16.	Summary of Minutes of the 83rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 26, 2009

17.	Summary of Principal Decisions of the 87th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 18, 2009

18.	Summary of Principal Decisions of the 85th Meeting of the Board of Directors, Cemig Distribuição S.A., March 18, 2009

19.	Summary of Decisions of the 455th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 18, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: March 25, 2009

1.             Earnings Release 2008 and 4th Quarter 2008, Companhia Energética de Minas Gerais – CEMIG

A Melhor Energia do Brasil.

EARNINGS RELEASE

2008 and 4Q08

Cemig H

Cemig CEO Djalma Bastos de Morais comments as follows on the results announced today:

“Our exceptionally good results for 2008 reflect the success of our Long-term Strategic Plan, and the strategy arising from it which, by focusing on the long term, gives Cemig a solid position, with consistent results, reaffirming its leadership in the Brazilian context.

In spite of the recent deterioration in world economic conditions, we have maintained our economic and financial planning, including capital expenditure, amortizations of debt and payments of dividends. This comfortable situation of the company is the result of a conjunction of strategies, which range from maintaining a balanced businesses portfolio to financial discipline, and sale of electricity in the free market - which has helped to mitigate the effect of the recent tariff review of our distribution company.

With the investments currently in progress we will grow in generation, distribution and transmission of electricity, and in distribution of natural gas, and we will also be attentive to all the opportunities for acquisition with profitability that can add value to our business.

We continue to do our homework, growing in all the sectors of our market in a balanced manner, and with focus on operational excellence, mitigating risks and taking advantage of all the synergies that an integrated company on Cemig’s scale offers.

Finally, the results we present today show that we are on the right path, and that the decisions we have taken in recent years are constantly adding value to our businesses, making Cemig, every day, an increasingly strong and solid company with efficient corporate management.”

Cemig Chief Financial Officer Luiz Fernando Rolla comments:

“In 2008 our company continued to provide a consistent, robust cash flow, as result of our operations, which incessantly and continuously seek to add value to our businesses.

Our Ebitda reached R$ 4.1 billion on fourth quarter, with a Ebitda margin of 38%, benefiting from our policy of maintaining high levels of operational efficiency. This new level of cash flow is in line with the figures estimated in our financial projections and in our Strategic Plan, reflecting the correctness of our strategy of growth by acquisitions and new projects, within the process of consolidation of the sector.

The impact on our profit caused by the tariff review of Cemig Distribuição has been mitigated by our portfolio of businesses, since the Cemig Group is made up of 49 companies, and 10 consortia, with operations that have mutual synergy and are increasingly profitable, in a position of low risk and greater stability of results in the long term.

The worsening of the tension in the financial markets in 2008 resulted in new challenges for the “real” economy, such as contraction of lending and increase of its cost, lower growth, and lower confidence on the part of entrepreneurs. In spite of this challenging context, our financial discipline and corporate strategy have positioned Cemig at a very comfortable level, enabling us to be flexible in our financial management, and with this to adapt successfully to a new macroeconomic reality. Our solid cash position makes it possible for us to continue to execute our Long-term Strategic Plan, maintaining our dividend policy, debt management and program of capital expenditure, including the capital expenditure associated with opportunities for acquisition. The excellent results that we present today show that we continue to add value, continually and sustainably, to all our stockholders, and stakeholders.

The rest of this release gives the highlights of our results.”

(Results in this release are in R$ million, except where indicated)

•              Highlights of 2008

• Ebitda :	R$ 4.1 billion

• Net profit :	R$ 1.9 billion

• Net sales revenue :	R$ 10.9 billion

• Cash position:	R$ 2.2 billion

• Sales volume in 2008:	58,550 GWh

• Changes in our stock prices, 2008:

	Close of 2007	Close of 2008	Change, % %
CMIG4	30.29	31.77	4.9%
CMIG3	31.28	25.05	-19.9%
CIG	18.46	13.63	-26.2%
CIG.C	18.5	10.25	-44.6%
XCMIG	12.75	9.59	-24.8%

•              Summary of figures

R$ million	2008	2007	Change, %
Volume of electricity sold, GWh*	58,550	57,892	1.14%
Gross revenue	16,488	15,790	4.42%
Net sales revenue	10,890	10,246	6.29%
Ebitda	4,099	4,062	0.92%
Net profit	1,887	1,743	8.28%

* Includes figures for Light S.A.

•              The macro context

Over the year of 2008 the international macroeconomic scenario deteriorated rapidly.

The “subprime” crisis that began in the US real estate sector before the end of 2006, prolonged into 2007, affected the world financial sector in 2008, and worsened rapidly from September 2008. The retraction, considered by many specialists to be one of the most severe since the crisis of 1929, led innumerable financial institutions to bankruptcy, at the same time causing an increase in risk aversion, which affects the real economy. Financing lines were cut and companies were unable any longer could not be more finance and invest at interest rates compatible with economic reality.

At the end of 2008 this deterioration of the economy strongly affected the world labor market, with mass dismissals, especially in the United States and the EU. The recent US economic package has increased expectations for recovery of world growth at the end of 2009 — but this in our view still depends on how the investments will be made and how the problems generated by risk aversion and a lack of liquidity will be handled and overcome.

In the Brazilian economy, 2008 was a year in which the rate of growth of GDP was maintained and increased up to the end of the first half of the year, when the first effects of changing world economic conditions began to be reflected in the domestic economy. Among the main sectors affected in Brazil are exporters, who suffered a major impact from the fall in commodity prices. At the same time credit suffered a major retraction and increase in cost, adversely affecting the automobile, services and consumption sectors.

However, in contrast to previous times of economic adversity, Brazil now has a more comfortable situation in this context of stress. Its now more favorable macroeconomic condition arises from the economic policy adopted, which, through fiscal surpluses and monetary policy using inflation targeting, enabled the country to reduce external debt and improve its public accounts. Recognition of this situation came in the first half of 2008, when Brazil received Investment Grade rating from Standard & Poor’s.

Adding to this benign condition, the government has in recent months been acting strongly to attenuate the impact of the economic stress. Measures taken include reduction in the IPI (Industrialized Products Tax), change in the form of charging income tax, and alterations in the IOF (Financial Transactions Tax). Together with these fiscal measures, the government has increased the financing lines of the BNDES, aiming to regularize the level of granting of financings and liquidity in the financial system.

The great challenge for 2009 is in the accentuated reduction of interest rates, which will enable Brazil to grow more intensely in the coming years, since inflationary pressures are almost no longer present, and the country needs very significant investments in infrastructure. Even with these enormous challenges, we expect the Brazilian economy still to grow in 2009, at around 2%, and maintain a path of sustainable growth over 2010, although this of course also depends on the conditions of the international economy.

•              Consolidated electricity sales

Our consolidated sales in 2008 totaled 58,550 GWh, 1.1% more than in 2007.

This market can be separated into two segments: Sales to final consumers, and wholesale supply to other electricity concession holders.

Sales to final consumers

In the first of these market segments, our sales to final consumers grew by 6.4% in 2008. The highest growth in consumption was in the residential and industrial user categories, respectively of 4.2% and 8.1%.

This high growth is a direct reflection of the economic growth in the State of Minas Gerais, and in Brazil as a whole — since Cemig has been continually increasing its participation in the nationwide electricity market, both through sales to Free Consumers, and also through its holdings, for example in RME, the controlling stockholder of the Rio de Janeiro utility Light. Consolidated sales to final consumers in 2008 totaled 47,461 GWh, compared to 44,602 GWh in 2007.

The table below shows the breakdown of our sales to final consumers, and the year-on-year growth in each category:

	MWh			MWh
Volume of electricity sold	2008	2007	r%	4Q08	4Q07	r%
Residential	9,010,893	8,648,603	4.2%	2,278,404	2,150,455	5.95%
Industrial	26,680,999	24,686,241	8.1%	7,033,709	6,520,362	7.87%
Commercial	5,885,857	5,549,409	6.1%	1,538,545	1,436,909	7.07%
Rural	2,308,135	2,212,485	4.3%	628,718	644,233	-2.41%
Other	3,575,178	3,505,890	2.0%	896,868	892,939	0.44%

Electricity sold to final consumers	47,461,062	44,602,628	6.4%	12,376,244	11,644,898	6.28%

Own consumption	51,835	52,941	-2.1%	12,876	13,115	-1.82%
Supply to other concession holders	11,037,166	13,235,965	-16.6%	2,617,636	3,293,069	-20.51%
TOTAL	58,550,063	57,891,534	1.1%	15,006,756	14,951,082	0.37%

This chart shows the breakdown of our sales volume by consumer category:

Electricity Sold to Final Consumers

As can be seen the industrial category is about 56% of our total sales to final consumers, followed by residential, commercial and rural. The industrial category includes both free and captive consumers, served by the two distribution companies of the Cemig group.

Supply to other concession holders

In 2008 we supplied 11,037GWh of electricity to other concession holders, 16.6% less than in 2007 (13,236GWh). This happened because we sold less to traders, most of which made short-term contracts. This electricity is being reallocated through long-term contracts with Free Consumers, which reduces the risk, and increases the predictability of our results, reducing fluctuations that can arise from short-term market prices.

•              Electricity market: Distribution

Cemig D

Cemig D’s electricity market grew by a substantial percentage of 7.6% in 2008 — higher than Brazilian GDP growth in the year. This increase is due to the pace of growth of the economy of the state of Minas Gerais, with significant and dynamic increase in activity in mining, steel and the automobile sector after the beginning of the fourth quarter.

During the last quarter there was a severe cooling of this growth, but this did not significantly affect the performance of our captive market in 2008 — indeed we sold 8.7% more electricity in 4Q08 than in the last quarter of 2007.

Consumption in all the user categories was higher year-on-year in 4Q08, with the exception of the rural sector, where there was a fall in demand due to higher rainfall, reducing the need for irrigation — this was also the case for low-income rural consumers.

Electricity sales — Cemig D

	MWh			MWh
	2008	2007	r%	4Q 2008	4Q 2007	r%
Residential	7,164	6,813	5.2%	1,822	1,699	7.2%
Industrial	5,563	4,830	15.2%	1,504	1,237	21.6%
Commercial	4,391	4,078	7.7%	1,158	1,065	8.7%
Rural	2,296	2,200	4.4%	626	641	-2.3%
Other	2,844	2,773	2.6%	713	713	0.0%
TOTAL	22,258	20,694	7.6%	5,823	5,355	8.7%

The chart below shows the breakdown of consumption by Cemig D’s client categories — with the residential sector representing approximately 32% of total sales to final consumers. The industrial sector represented 23% of total sales in 2007, but this grew to 25% in 2008, due to the intense growth in our concession area.

Cemig D Sales per Class (%)

Cemig D: Sources and uses of electricity

The consolidated total of electricity bought and electricity that passed through Cemig D’s grid network was 46,540 GWh. Of this total, compulsory purchases from Itaipu represented 19.4%, the electricity provided under the Proinfa program to stimulate alternative energy sources was 0.82%, purchases contracted in the Regulated Market (CCEARs) made up 29.2%, and transactions in the CCEE (Electricity Trading Chamber) and under the Energy Reallocation Mechanism (MRE) 6.9%. Cemig also received 1,791 GWh of energy volume under “bilateral contracts”, representing 3.8% of the total; and a further 18,493 GWh was passed through by Cemig D to Free Consumers.

Of the total sources of electricity, 87.6% was passed through to final consumers, 54.6% serving the captive market and 45.4% going to the free market.

The diagram of Sources and Uses of Electricity shows that 12.4% of the total of electricity handled, equivalent to 5,789 GWh, was lost. Of this total, losses in the local distribution network totaled 5,411 GWh, and 378 GWh were lost in the national grid.

In 2008 there was a significant change in the electricity received from the Itaipú Hydroelectric Plant. Aneel Resolution 218, of April 11, 2006 specified new quotas for allocation of the electricity generated by Itaipú to be applied in 2008: Cemig D’s quota was reduced from 17.29% of the electricity supplied by Itaipú Binacional to the Brazilian system, in 2007, to 13.59% in 2008,

This diagram shows the consolidated totals of sources and uses of electricity handled by Cemig D.

CEMIG D

TOTAL ELECTRICITY DISTRIBUTED, 2008

(1)          Purchase of electricity by Cemig D through Regulated Market contracts and Adjustment Auction.

(2)          Program to Encourage Alternative Energy Sources.

(3)          The Coruripe Biomass Generation Plant, the Caeté/Volta Grande Thermal Generation Plant, and Furnas, Ponte de Pedra and Capim Branco Hydroelectric Plants.

(4)          The Delta Biomass Plant, and the Morro do Camelinho Wind Generation Plant.

(5)          Purchase of electricity in the spot market.

(6)          Purchase of electricity by free consumers in the Free Market, from generators and traders.

(7)          Energy transported in the distribution network and delivered to Free Clients.

Sales by Light (RME)

The table below shows sales of the distribution company Light SESA, controlled by Rio Minas Energia (RME), in which Cemig has a stockholding interest of 25%. The distribution company’s concession area is in Rio de Janeiro State.

Sales in 2008 (consolidated in these results in the proportion of 25%, Cemig’s percentage interest in RME) were at practically the same level as in 2007: 0.10% lower, at 4,573 MWh. Lower sales to the industrial sector were offset by higher sales to the residential and commercial consumer categories.

This unchanged total reflected two main factors: lower average temperatures in the region due to the “La Niña” phenomenon — reducing growth in demand of the residential sector; and interruption of invoicing on the Energia Plus basis, a package offered to clients that have their own generation capacity during peak consumption hours.

	MWh			MWh
	2008	2007	r%	2008	2007	r%
Residential	1,847	1,836	0.59%	452	456	0.9%
Industrial	469	503	-6.75%	126	122	-3.6%
Commercial	1,463	1,439	1.66%	362	372	2.7%
Other	793	799	-0.75	198	199	0.5

TOTAL	4,573	4,577	-0.10%	1,139	1,149	0.9%

For more details on Light’s sales see:

http://www.mzweb.com.br/light/web/arquivos/Light_ER_4T08_eng.pdf

•              Electricity market: Generation

Cemig GT

Cemig GT sold 31,629 MWh in 2008, 0.6% less than its 2007 sales volume of 31,813 MWh.

The lower figure reflects wholesale sales of electricity 10.8% lower in 2008 than in 2007, as a result of substitution of these contracts in favor of sales to the free market, made under long-term contracts and for higher prices. Sales to free consumers were significantly higher in both the last quarter and the whole year: 7% higher in 2008, and 6% higher in 4Q08.

It is important to remember that in spite of the slight reduction in sales volume in the year, Cemig GT’s net sales revenue grew by approximately 12% — the result of our sales strategy, which seeks to maximize revenue, and minimize risk arising from sales, with low exposure to the short-term market, and to contracts with high “Take or Pay”.

	MWh			MWh
Sales by Cemig GT	2008	2007	r%	4Q 2008	4Q 2007	r%
Free Consumers	19,562	18,263	7.0%	5,159	4,855	6.2%
Wholesale supply	12,082	13,550	-10.8%	3036	3440	-11.7%
Supply to the Cemig Group	1,182	1,057	11.8%	302	367	-17.7%
Supply under “Bilateral Contracts”	10,900	12,493	-12.8%	2734	3073	-11.0%

TOTAL	31,644	31,813	-0.6%	8,180	8,295	-1.2%

Independent Generation

Sales by Independent Power Producers (IPPs), eight enterprises in which the Cemig Group is involved, grew by just under 4% in 2008,

led by the 12% increase in the sales of the Capim Branco Consortium, in which Cemig has an interest.

The startup of the Cachoeirão Small Hydro Plant, at the end of 2008, will add more sales. This enterprise is part of the Minas PCH (Small Hydro Plant) program, which prospects and develops PCHs throughout the state of Minas Gerais, in an unprecedented partnership that aims to speed up the process of construction of generating capacity — to meet the continuing structural deficit in Brazil’s electricity sector.

Sales by IPPs	MWh
(Independent Power Producers)	2008	2007	r%
Horizontes	84	83	1.20%
Ipatinga	355	346	2.60%
Sá Carvalho	473	472	0.21%
Barreiro	98	100	-2.0%
CEMIG PCH S.A.	122	122	0.00%
Rosal	263	262	0.38%
Capim Branco	526	469	12.15%
Cachoeirão	2	0	—
TOTAL	1,923	1,854	3.72%

•             Consolidated operational revenue

	2008	2007	4Q 2008	3Q 2008	4Q 2007
Sales to final consumers	12,526	12,050	3,205	3,040	3,147
TUSD (Tariff for Use of the Distribution System)	1,432	1,314	259	361	352
Subtotal	13,958	13,364	3,464	3,401	3,499
Wholesale supply and transactions in the CCEE	1,159	1,236	164	375	353
Revenue from Use of the Transmission Grid	719	632	333	184	166
Supply of gas	385	297	95	101	88
Other	267	261	65	63	22
Subtotal	16,488	15,790	4,121	4,124	4,128
Deductions	(5,598)	(5,544)	(1,366)	(1,369)	(1,395)
Net sales revenue	10,890	10,246	2,755	2,755	2,733

Revenue from supply of electricity

Final consumers

The main factors affecting revenue from final consumers in 2008 were:

•             Volume of energy invoiced to final consumers 6.4% higher — comments on the variations are in the item on Sales of electricity.

•             A reduction of 1.59% in the average tariff, from R$ 267.08/MWh in 2007 to R$ 262.83/MWh in 2008, due to the reduction in Cemig D’s tariffs on April 8, 2008, under the Tariff Review.

Supply to other concession holders

Volume of electricity sold to other concession holders in 2008 was 11,037 GWh, for revenue of R$ 1.012 billion, compared to 13,236 GWh in 2007, for revenue of R$ 1.210 billion. The average sale tariff in 2008 was 91.71/MWh, compared to R$ 91.42/MWh in 2007.

Revenue from use of the grid

This revenue is from the tariff for use of the distribution facilities of Cemig D and Light by Free Consumers, and from the use of facilities of the transmission network of Cemig GT by generators and distributors that participate in the grid system. The level of remuneration is set by a Resolution issued by the regulator, Aneel.

Revenue from use of the grid was 10.5% higher in 2008, at R$ 2.151 billion, compared to R$ 1.946 billion in 2007.

Is interesting to see the increase in the proportion of revenue coming from use of our transmission grid assets:

The increase arises mainly from the following factors:

•                  an increase of 11.80% in the Permitted Revenue for the transmission segment of the market, regulated in July 2008, resulting from application of inflation as measured by the IGP-M inflation index over the previous 12 months;

•                  startup of expansions of the network, with consequent addition of revenue by the Regulator;

•                  there was a reduction in revenue from the basic grid in 2007, of R$ 31 million, due to the review of the Annual Permitted Revenues for new facilities of the basic grid and other transmission facilities for electricity transmission concession holders, in obedience to Aneel decisions; and

•                  revenues from the TUSD (R$ 1.432 billion in 2008, vs. R$ 1.314 billion in 2007).

There is more information on this in Explanatory Note 26 to the Consolidated Financial Statements.

•             Ebitda

Our total Ebitda in 2008 was R$ 4.1 billion, 0.6% higher than in 2007.

Cemig’s portfolio of businesses played a fundamental role in achieving this result, since in 2008 the Tariff Review for Cemig D affected our cash flow in that company. Through efficient management and our commercial strategy, we met our projected financial targets.

	2008	2007	Change %
Net profit	1,887	1,743	8.3
+ Provision for current and deferred income tax and Social Contribution tax	914	625	46.2
+ Financial revenues (expenses)	94	346	(73.6)
+ Amortization and depreciation	715	778	(8.1)
+ Employees’ profit shares	370	455	(18.9)
+ Interests of non-controlling stockholders	119	115	3.5
EBITDA	4,099	4,062	0.8

Non-recurring items (*)
+ Voluntary Dismissal Program (PPD)	50	—	—
- Tariff review — Net revenue	(63)	—	—
+ Tariff review — Operational expense	4	—	—
+ Review of transmission revenue — Homologation Resolution 496	—	31	—
– Energy component of CVA — adjustment set by Aneel	—	(29)	—

= ADJUSTED EBITDA	4,090	4,064	0.6

(*) The non-recurring adjustments correspond to the company’s interpretation on events which it deems to be extraordinary, not related to current operations.

Cemig’s cash flow has grown by 80.9% in the last five years, as shown in the chart below. The growth in operational performance over these five years contributed to the constant growth in Ebitda margin, except in 2008, when there was a small reduction as a result of the Tariff Review for Cemig D.

(Method of calculation not reviewed by our external auditors).

•             Net Income

Cemig’s net profit in 2008 was R$ 1.887 billion, which compares with net profit of R$ 1.743 billion in 2007.

This mainly reflects net revenue 6.3% higher, and a positive variation in Financial revenue (expenses), partially offset by the effect of operational costs and expenses 7.9% higher. We posted financial expenses of R$ 94 million in 2008, compared to financial expenses of R$ 346 million in 2007.

The Tariff Review of Cemig Distribution (Cemig D) had a negative effect on final profit in 2008, due to its reduction of consumers’ tariffs by an average of 12.08%, starting on April 8, 2008.

As shown by the table below, the largest contribution to Cemig’s results comes from Cemig Generation and Transmission (Cemig GT) and Cemig Distribution (Cemig D):

	2008	%	2007	r%
Cemig — holding company	(189)	(10.02)	(176)	(10.09)
Cemig Distribuição S.A.	709	37.57	774	44.36
(“Cemig D”)
Cemig Geração e Transmissão S.A.	986	52.25	752	43.27
(Cemig GT”)
Gasmig	47	2.49	46	2.64
Rio Minas Energia (Light)	129	6.84	147	8.48
Other	205	10.86	200	11.35
Consolidated net income	1,887	100.00	1,745	100.00

Net Income by company — 4Q08

•              Deductions from operational revenues

There was not a significant difference between the total of deductions from operational revenue in 2008 and 2007 — they totaled R$ 5.598 billion in 2008, and R$ 5.544 billion in 2007.The principal changes in these deductions from revenue are as follows:

Fuel Consumption Account — CCC

This relates to the operational costs of thermal plants in the Brazilian interconnected grids and isolated systems, split pro-rata among electricity concession holders. The amount is set by Resolution by the regulator, Aneel. This is a non-controllable cost: the amount recorded for electricity distribution service corresponds to the amount actually passed through to the tariff. For the amount recorded in relation to electricity transmission services the company merely passes through the CCC charge — it is charged to free consumers on their invoice for use of the grid and passed onto Eletrobrás. The deduction from revenue for the CCC in 2008 was R$ 374 million, compared to R$ 407 million in 2007, i.e. 8.11% lower.

Energy Development Account — CDE

The deduction for the CDE was the same in both years: R$ 391 million in both 2008 and 2007.The amount of this payment is set by a Resolution by the regulator, Aneel. This is a non-controllable cost: the amount recorded for electricity distribution service corresponds to the amount actually passed through to the tariff. For the amount recorded in relation to electricity transmission services the company merely passes on the CCC charge — it is charged to free consumers on their invoice for use of the grid and passed onto Eletrobrás.

Global Reversion Reserve — RGR

The deduction from revenue for the RGR in 2008 was R$ 180 million, vs. R$ 145 in 2007, an increase of 24.14%. The higher figure in 2008 reflects the higher revenue from generation and transmission, and the increase in the book value of fixed distribution assets in service — these are the basis for the calculation of the RGR expense.

The other deductions from revenue are for charges calculated as a percentage of billing, and their variations thus, substantially, arise from the changes in revenue.

•                                         Operational costs and expenses (excluding Financial revenue/expenses)

	2008	2007	Δ%

Non-controllable costs
Electricity purchased for resale	2,960	2,794	5.9
Royalties for use of water resources	131	137	(4.4)
Charges for the use of the basic transmission grid	724	650	11.4
	3,815	3,581	6.5
Controllable costs
Personnel and management	1,105	968	14.3
Post-employment obligations	264	123	114.6
Materials	105	94	12.9
Raw materials and inputs for production of electricity	70	59	18.6
Outsourced services	676	620	9.0
Operational provisions	206	291	(29.2)
Gas bought for resale	229	154	48.7
Depreciation and amortization	715	778	(8.1)
Other expenses, net	321	294	9.8
	3,691	3,381	9.2
Total cost	7,506	6,962	7.8

The change in costs and expenses shown above arises mainly from the increases in Energy bought for resale, Personnel expenses and Post-employment obligations – partially offset by lower operational provisions and depreciation and amortization.

The principal changes in the expenses are:

Personnel

Personnel expenses in 2008 totaled R$ 1.105 billion, vs. R$ 968 million in 2007, an increase of 14.26%. This increase was basically due to:

•                  Salary increases of 5.00% and 7.26% given to employees in November 2007 and 2008, respectively.

•                  Dismissal expenses of R$ 50 million in 2008, under the Voluntary Dismissal Program.

•                  Lower transfer of costs from Personnel expenses to Works in progress (R$ 162 million in 2008 vs. R$ 179 in 2007) due to less capital expenditure activity in 2008.

There is a breakdown of Personnel expenses in Explanatory Note 30 to the Consolidated Financial Statements.

Electricity purchased for resale

The expense on this account in 2008 was R$ 2.960 billion, 5.9% higher than its total of R$ 2.794 billion in 2007. This is a non-controllable cost: the expense recognized in the income statement corresponds to the amount actually passed through to the tariff. See more information on this in Explanatory Note 30 to the Consolidated Financial Statements.

Charges for Use of the Basic Transmission Grid

The expense on charges for use of the transmission network in 2008 was R$ 724 million, vs. R$ 650 million in 2007, an increase of 11.4%. These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution.

This is a non-controllable cost: the deduction from revenue recorded is the value effectively passed through to the tariff.

Depreciation and amortization

Depreciation and amortization expenses totaled R$ 715 million in 2008, compared to R$ 778 million in 2007, a reduction of 8.10%. This result arises from the depreciation of “Special Obligations”, from April 8, 2008, the date of the second-cycle Tariff Review.

Post-employment obligations

Expenses on post-employment obligations in 2008, at R$ 264 million, were 114.6% higher than in 2007 (R$ 123 million). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the plans, estimated by an external actuary. The higher expense in 2008 arises basically from the adjustment to the actuarial assumptions in December 2007, with reduction of the interest rates used for discounting the actuarial obligations to present value.

•                                         Financial revenue (expenses)

The company posted net financial expenses of R$ 94 million in 2008, which compares with net financial expenses of R$ 346 million in 2007. The main factors in this result are:

•                  Revenue from cash investments R$ 92 million higher due to the higher volume of cash invested in 2008.

•                  Revenue from arrears penalty payments on electricity bills 37.4% higher, at R$ 169 million in 2008, compared to R$ 123 million in 2007.

•                  Financial revenue of R$ 83 million in 2008, for the financial compensation paid by the stockholders of RME for Cemig’s waiver of its option to purchase the generation assets of Light for a pre-agreed amount. See further details in Explanatory Note 31.

•                  Net monetary updating on regulatory assets (CVA, Deferred Tariff Adjustment and General Agreement for the Electricity Sector) 52.1% lower. – at R$ 194 million, compared to R$ 405 million in 2007. This variation arises from the following factors:

•                  The lower value of regulatory assets in 2008, due to amortization of the principal regulatory assets constituted

•                  Accounting, in 2007, of additional financial revenue in the amount of R$ 100 million, arising from criteria for updating set by Aneel for the asset relating to transactions in Free Energy during the rationing period. This procedure had no impact on the financial result of 2007, due to the constitution of a provision for losses in the same amount. As a result of this provision constituted in 2007, the account line Provision for Losses on Free Energy was 85.7% lower (R$ 25 million in 2008, compared to R$ 175 million in 2007).

•                  Reversal of expense, reported in 2008, of R$ 108 million from the final court decision in favor of Light in an action challenging the application of PIS and Cofins taxation to financial revenue. Further information is given in Explanatory Note 24 to the Consolidated Quarterly Information.

•                  Lower expenses on the CPMF tax, due to its being abolished.

•                  Net losses on foreign exchange variations, net of the offsetting effects relating to financial instruments, of R$ 91 million in 2008, compared to net losses of R$ 77 million in 2007, arising basically on loans and financings in foreign currency — mainly reflecting the appreciation of the USD against the Real in 2008: in 2008 the dollar appreciated by 31.94% against the Real, where in 2007 it depreciated by 17.15%. For part of the debt in foreign currency the Company made swap transactions substituting the Brazilian domestic CDI rate for the variation in the indexor of the contracts.

For a breakdown of financial revenues and expenses, please see Explanatory Note 28 to the Consolidated Quarterly Information.

•                                         Income tax and Social Contribution

Cemig’s expenses on income tax and the Social Contribution in 2008 totaled R$ 914 million, on profit of R$ 3.291 billion before tax effects, a percentage of 27.80%. Cemig’s expenses on income tax and the Social Contribution in 2007 totaled R$ 623 million, on profit of R$ 2.939 billion before tax effects, a percentage of 21.2%. These effective rates are reconciled with the nominal rates in Explanatory Note 12 to the financial statements.

•                                         Employees’ profit shares

In accordance with the 2008 Collective Labor Agreement Cemig allocated profit shares to its employees totaling R$ 370 million in 2008 (vs. R$ 455 million in 2007). See Explanatory Note 30 to the Consolidated Financial Statements.

•                                         Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. Actual results may be materially different from those expressed or implied in such statements.

Contact:	Investor relations
ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5026

Cemig consolidated – Tables I to XIII

Chart I

Energy Sales (Consolidated)

	Ner. of consumers		MWh		R$ thousand
	December 31		December 31		December 31
	2008	2007	2008	2007	2008	2007
Residential	9,024,639	8,764,157	9,010,893	8,648,603	4,284,991	4,373,896
Industrial	86,394	86,394	26,680,999	24,686,241	4,001,877	3,380,277
Commercial	847,109	830,818	5,885,857	5,549,409	2,527,824	2,494,502
Rural	565,169	565,169	2,308,135	2,212,485	575,763	598,812
Others	77,488	72,945	3,575,178	3,505,890	1,083,528	1,065,006
Electricity sold to final consumers	—	—	47,461,062	44,602,628	12,473,983	11,912,493
Own Consumption	1,157	1,256	51,835	52,941	—	—
Low-Income Consumers Subsidy	—	—	—	—	47,571	126,112
Unbilled Supply, Net	—	—	—	—	4,808	11,332
Supply	83	93	11,037,166	13,235,965	1,012,176	1,209,731
Transactions on the CCEE	—	—	—	—	147,295	25,664
TOTAL	10,602,039	10,320,832	58,550,063	57,891,534	13,685,833	13,285,332

Chart II

Sales per Company

Cemig Distribution

2008 Sales	GWh
Industrial	5,563
Residencial	7,164
Rural	2,296
Commercial	4,391
Others	2,844
Sub total	22,258
Wholesale supply	—
Total	22,258

Independent Generation

2008 Sales	GWh
Horizontes	84
Ipatinga	355
Sá Carvalho	473
Barreiro	98
CEMIG PCH S.A	122
Rosal	263
Capim Branco	2
Total	1,923

Cemig GT

2008 Sales	GWh
Free Consumers	19,547
Wholesale supply	12,082
Wholesale supply Cemig Group	1,182
Wholesale supply bilateral contracts	10,900
Total	31,629

RME (25%)

2008 Sales	GWh
Industrial	469
Residencial	1,847
Rural	12
Wholesale supply	1,161
Commercial	1,463
Others	782
Total	5,734

Cemig Consolidated by Company

2008 Sales	GWh	Participação
Cemig Distribution	22,258	38%
Cemig GT	31,629	54%
Wholesale Cemig Group	(2,657)	-5%
Wholesale Light Group	(337)	-1%
Independent Generation	1,923	3%
RME	5,734	10%
Total	58,550	100%

Chart III

Operating Revenues (consolidated)
Values in million of Reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Sales to end consumers	12,526	12,050	3,205	3,040	3,147
TUSD	1,432	1,314	259	361	352
Subtotal	13,958	13,364	3,464	3,401	3,499
Supply + Transactions in the CCEE	1,159	1,236	164	375	353
Revenues from Trans. Network	719	632	333	184	166
Gas Supply	385	297	95	101	88
Others	267	261	65	63	22
Subtotal	16,488	15,790	4,121	4,124	4,128
Deductions	(5,598)	(5,544)	(1,366)	(1,369)	(1,395)
Net Revenues	10,890	10,246	2,755	2,755	2,733

Chart IV

Operating Expenses (consolidated)
Values in R$ million

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Purchased Energy	2,960	2,794	782	726	844
Personnel/Administrators/Councillors	1,105	968	282	245	235
Depreciation and Amortization	715	778	173	170	193
Charges for Use of Basic Transmission Network	724	650	193	175	156
Contracted Services	676	620	202	173	181
Forluz – Post-Retirement Employee Benefits	264	123	77	62	30
Materials	105	94	32	22	27
Royalties	131	137	33	33	35
Gas Purchased for Resale	229	154	61	57	53
Operating Provisions	206	291	31	52	81
Raw material for production	70	59	5	23	14
Other Expenses	321	294	110	97	49
Total	7,506	6,962	1,981	1,835	1,898

Chart V

Financial Result Breakdown
Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Financial Revenues	1,094	1,304	253	246	182
Income from Investments	293	200	92	79	57
Fines on Energy Accounts	169	123	42	29	30
CRC Contract/State (interest + monetary variation)	154	159	35	71	41
Monetary variation of Extraordinary Tariff Recomposition and RTD	231	581	39	47	59
Exchange Rate Variations	13	120	(9)	(14)	2
PASEP/COFINS	(45)	(65)	(12)	(10)	(75)
Financial Compensation RME	83	—	—	—	—
Adjustment to Present Value	18	18	(2)	12	18
Derivatives	31	8	27	(5)	5
Others	147	160	41	37	45
Financial Expenses	(1,188)	(1,650)	(329)	(369)	(367)
Charges on Loans and Financing	(852)	(852)	(232)	(246)	(201)
Monetary variation of Extraordinary Tariff Recomposition	(37)	(176)	(6)	(2)	(22)
Exchange Rate Variations	(135)	(10)	(79)	(55)	2
Monetary Variarion Liabilities - Loans and Financing	(92)	(26)	(18)	(22)	(2)
CPMF	(4)	(67)	2	1	(14)
Provision for Losses from Tariff Recomposition	(25)	(175)	(1)	(1)	(19)
Adjustment to Present Value	—	—	23	(18)	—
Reversal of provision for PIS and Cofins taxes	108	—	—	—	—
Losses from Derivatives	—	(195)	24	19	(62)
Other	(151)	(149)	(42)	(45)	(49)
Financial Result	(94)	(346)	(76)	(123)	(185)

Chart VI

Statement of Results (Consolidated)
Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Net Revenue	10,890	10,246	2,755	2,755	2,733
Operating Expenses	(7,506)	(6,962)	(1,981)	(1,835)	(1,898)
EBIT	3,384	3,284	774	920	835
EBITDA	4,099	4,062	948	1,090	1,028
Financial Result	(94)	(345)	(76)	(123)	(185)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(914)	(626)	(79)	(234)	44
Employee Participation	(370)	(455)	(304)	(22)	(391)
Minority Shareholders	(119)	(115)	(34)	(25)	(26)
Net Income	1,887	1,743	281	516	277

Adjusted values as measured in Provisional. 449/08. The non-segregation results in operational and not operational, in the process of convergence with international standards organization must submit the “other income / expenditure” in the task and not following the line of “operating profit”. Thus the calculation of Operating Income and other indicators, such as EBITDA, were modified.

Chart VII

Statement of Results (Consolidated) - per Company
Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	2008	2007	2008	2007	2008	2007
Net Revenue	10,890	10,246	6,147	5,976	2,948	2,666
Operating Expenses	(7,506)	(6,962)	(4,894)	(4,569)	(1,248)	(1,195)
EBIT	3,384	3,284	1,253	1,407	1,700	1,471
EBITDA	4,099	4,062	1,606	1,825	1,924	1,694
Financial Result	(94)	(345)	(7)	11	(245)	(325)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(914)	(626)	(274)	(312)	(383)	(281)
Employee Participation	(370)	(455)	(263)	(332)	-86	-110
Minority Shareholders	(119)	(115)	—	—	—	—
Net Income	1,887	1,743	709	774	986	755

Adjusted values as measured in Provisional. 449/08. The non-segregation results in operational and not operational, in the process of convergence with international standards organization must submit the “other income / expenditure” in the task and not following the line of “operating profit”. Thus the calculation of Operating Income and other indicators, such as EBITDA, were modified.

Chart IX

Related party transactions
Values in millions of reais

	State of Minas
	Gerais
	2008	2007
ASSETS
Current Assets
Customers and distributors	2	2
Tax Recoverable -	—	—
State VAT recoverable	165	167
Noncurrent assets	—	—
Accounts receivable from Minas Gerais State Government	1,801	1,763
Tax Recoverable -	79	58
VAT recoverable	—	—
Customers and distributors	17	37
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	—	—
Taxes, fees and charges	—	—
VAT - ICMS payable	281	268
Interest on capital and Dividends	—	126
Debentures	33	147
Credit Receivables Fund (FDIC)	990	990
Financing	20	18

Chart X

Share Ownership

Number of shares as of december 31, 2008

Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	110,540,576	51	—	—	110,540,576	22
Southern Electric Brasil Part. Ltda.	71,506,613	33	—	—	71,506,613	14
Other:	—	—	—	—	—	—
Local	21,541,815	10	88,109,873	32	109,651,688	22
Foreigners	13,334,390	6	191,268,246	68	204,602,636	41
Total	216,923,394	100	279,378,119	100	496,301,513	100

* Southern Electric Brasil Participações Ltda

Chart XI

BALANCE SHEETS (CONSOLIDATED)
ASSETS

Values in millions of reais

	2008	2007
CURRENT ASSETS	7,677	7,722
Cash and Cash Equivalents	2,284	2,066
Consumers and Distributors	2,042	2,025
Consumers — Rate Adjustment	329	451
Dealership - Energy Transportation	463	474
Dealers - Transactions on the MAE	15	31
Tax Recoverable	844	810
Materials and Supplies	36	42
Prepaid Expenses - CVA	779	520
Tax Credits	189	490
Regulatory Assets	46	58
Deferred Tariff Adjustment	133	464
Other	517	291
NONCURRENT ASSETS	3,956	4,378
Account Receivable from Minas Gerais State Government	1,801	1,763
Consumers — Rate Adjustment	219	721
Prepaid Expenses - CVA	297	178
Tax Credits	748	695
Dealers - Transactions on the MAE	4	13
Recoverable Taxes	272	365
Escrow Account re: Lawsuits	382	272
Consumers and Distributors	90	126
Other Receivables; Regulatory Assets; Deferred Tariff Adjustment	143	245
	12,708	12,057
Investments	1,150	1,071
Property, Plant and Equipment	10,954	10,454
Intangible	604	532
TOTAL ASSETS	24,341	24,157

Chart XII

BALANCE SHEETS (CONSOLIDATED)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Values in millions of reais

	2008	2007
CURRENT LIABILITIES	5,808	5,876
Suppliers	892	936
Taxes payable	627	1,078
Loan, Financing and Debentures	1,280	1,021
Payroll, related charges and employee participation	411	338
Interest on capital and dividends	960	881
Employee post-retirement benefits	83	107
Regulatory charges	488	396
Other Obligations - Provision for losses on financial instruments	578	554
Regulatory Liabilities - CVA	489	565
NON CURRENT LIABILITIES	8,839	9,554
Loan, Financing and Debentures	6,064	6,504
Employee post-retirement benefits	1,397	1,364
Suppliers	—	341
Taxes and social charges	372	332
Reserve for contingencies	662	635
Other	187	182
Prepaid expenses - CVA	157	196
PARTICIPATION IN ASSOCIATE COMPANIES	342	319
SHAREHOLDERS’ EQUITY	9,352	8,408
Registered Capital	2,482	2,432
Capital reserves	3,983	4,032
Income reserves	2,860	1,899
Acumulated Income	—	18
Funds for capital increase	27	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	24,341	24,157

Chart XIII

Cash Flow Statement (consolidated)
Values in million of Reais

	Up to 3Q08	Up to 3Q07
Cash at start of period	2,066	1,402
Cash from operations	2,968	3,208
Net income	1,887	1,743
Depreciation and amortization	715	778
Suppliers	(68)	(34)
Deferred Tariff Adjustment	412	509
Other adjustments	22	212
Financing activity	(1,397)	(1,359)
Financing obtained	361	1,056
Payment of loans and financing	(893)	(1,855)
Loans and financing	—	800
Other	(865)	(1,360)
Investment activity	(1,353)	(1,185)
Investments outside the concession area	(90)	(109)
lnvestments in the concession area	(1,400)	(1,393)
Special obligations - consumer contributions	137	268
Deferred Charges	—	49
Cash at the end of period	2,284	2,066

Chart XV

Revenue	1Q08	2Q08	3T08	4T08	Total of 2008
Genaration	786	814	928	899	3.427
Distribution	2.848	2.579	2.554	2.565	10.546
Transmission	145	150	155	161	612
Gas	92	97	101	96	385
EBITDA
Genaration	434	439	567	422	1.862
Distribution	600	439	463	434	1.936
Transmission	70	72	46	99	287
Gas	13	14	16	7	50
EBIT
Genaration	384	390	488	399	1.661
Distribution	468	337	364	334	1.503
Transmission	58	60	62	57	237
Gas	12	13	15	6	46

Adjusted values as measured in Provisional. 449/08. The non-segregation results in operational and not operational, in the process of convergence with international standards organization must submit the “other income / expenditure” in the task and not following the line of “operating profit”. Thus the calculation of Operating Income and other indicators, such as EBITDA, were modified.

CEMIG GT — Tables I to III

Chart I

Operating Revenues (consolidated) - CEMIG GT
Values in million of Reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Sales to end consumers	1,934	1,663	527	523	449
Supply	1,220	1,120	295	339	275
Revenues from Trans. Network + Transactions in the CCEE	617	550	155	159	144
Others	30	41	7	8	5
Subtotal	3,801	3,374	984	1,029	873
Deductions	(853)	(708)	(226)	(222)	(160)
Net Revenues	2,948	2,666	758	807	713

Chart II

Operating Expenses (consolidated) - CEMIG GT
Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Personnel/Administrators/Councillors	260	228	69	57	55
Depreciation and Amortization	224	223	57	56	56
Charges for Use of Basic Transmission Network	272	257	71	72	68
Contracted Services	114	96	45	26	32
Forluz – Post-Retirement Employee Benefits	48	23	12	12	6
Materials	17	18	6	4	7
Royalties	127	130	32	33	31
Operating Provisions	1	6	2	—	1
Other Expenses	102	80	43	26	26
Raw material for production	33	134	18	23	76
Total	1,248	1,195	355	309	358

Chart III

Statement of Results (Consolidated) - CEMIG GT

Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Net Revenue	2,948	2,666	758	807	713
Operating Expenses	(1,248)	(1,195)	(355)	(309)	(358)
EBIT	1,700	1,471	403	498	355
EBITDA	1,924	1,694	460	555	426
Financial Result	(245)	(325)	(65)	(76)	(98)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(383)	(281)	(58)	(124)	(33)
Employee Participation	(86)	(110)	(71)	(5)	(95)
Net Income	986	755	209	293	129

Adjusted values as measured in Provisional. 449/08. The non-segregation results in operational and not operational, in the process of convergence with international standards organization must submit the “other income / expenditure” in the task and not following the line of “operating profit”. Thus the calculation of Operating Income and other indicators, such as EBITDA, were modified.

CEMIG D – Tables I to V

CHART I

CEMIG D - MARKET (GWh)

	CAPTIVE MARKET	TUSD	TOTAL ENERGY TRANSPORTED
1Q05	5,192	3,042	8,234
2Q05	5,048	3,923	8,971
3Q05	5,004	3,063	8,067
4Q05	5,065	4,119	9,184
1Q06	5,856	4,050	9,906
2Q06	5,986	4,207	10,193
3Q06	5,069	4,286	9,355
4Q06	5,059	4,194	9,253
1Q07	4,912	4,128	9,040
2Q07	5,267	4,438	9,705
3Q07	5,165	4,516	9,681
4Q07	5,350	4,457	9,807
1Q08	5,175	4,082	9,257
2Q08	5,494	4,364	9,858
3Q08	5,766	4,597	10,363
4Q08	5,823	4,368	10,191

Chart II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Sales to end consumers	8,547	8,488	2,048	2,072	2,218
TUSD	1,397	1,321	381	360	365
Subtotal	9,944	9,809	2,429	2,432	2,583
Others	80	91	23	20	41
Subtotal	10,024	9,900	2,452	2,452	2,624
Deductions	(3,877)	(3,924)	(934)	(935)	(986)
Net Revenues	6,147	5,976	1,518	1,517	1,638

Chart III

Operating Expenses (consolidated) - CEMIG D
Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Purchased Energy	2,417	2,164	632	605	590
Personnel/Administrators/Councillors	748	619	194	162	154
Depreciation and Amortization	354	417	83	79	112
Charges for Use of Basic Transmission Network	459	447	113	113	109
Contracted Services	426	396	114	110	130
Forluz – Post-Retirement Employee Benefits	149	73	37	37	18
Materials	80	69	23	17	19
Operating Provisions	88	176	26	30	76
Other Expenses	173	208	49	62	62
Total	4,894	4,569	1,271	1,215	1,270

Chart IV

Statement of Results (Consolidated) - CEMIG D

Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Net Revenue	6,147	5,976	1,518	1,517	1,638
Operating Expenses	(4,894)	(4,569)	(1,271)	(1,215)	(1,270)
EBIT	1,253	1,407	247	302	368
EBITDA	1,606	1,825	328	381	528
Financial Result	(7)	11	6	(36)	(10)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(274)	(312)	6	(71)	(6)
Employee Participation	(263)	(332)	(215)	(16)	(284)
Net Income	709	774	44	179	68

Adjusted values as measured in Provisional. 449/08. The non-segregation results in operational and not operational, in the process of convergence with international standards organization must submit the “other income / expenditure” in the task and not following the line of “operating profit”. Thus the calculation of Operating Income and other indicators, such as EBITDA, were modified.

2.             Earnings Release 2008 and 4th Quarter 2008, Cemig Geração e Transmissão S.A.

A Melhor Energia do Brasil.

EARNINGS RELEASE

2008 and 4Q08

Cemig GT

Figures are in R$ $ ‘000, except where otherwise stated.

•             Net profit for the year

Cemig GT’s net profit in 2008 was R$ 986 million, which compares with net profit of R$ 755 million in 2007, an increase of 30.06%.

Operational revenue

	2008	2007	Change, %

Gross revenue from supply of electricity	3,154	2,783	13.37
Final consumers	1,934	1,663	16.30
Supply to other concession holders	1,084	1,047	3.53
Electricity transactions on the CCEE	136	72	88.89
Revenue from use of the grid	617	550	12.18
Other revenues	30	41	(26.83)
	3,801	3,374	12.69

•                 Ebitda

(method of calculation not reviewed by our external auditors)

As this table shows, Ebitda adjusted for non-recurring items was 13.64% higher than in 2007, or, when adjusted for non-recurring items, 12.41% higher.

R$ million	2008	2007	Change, %

Net profit	986	752	31.12
+ Provision for income tax and Social Contribution tax	383	283	35.34
+ Financial revenues (expenses)	245	325	(24.62)
+ Amortization and depreciation	224	223	0.45
+ Employees’ profit shares	86	110	(21.82)
= Ebitda	1,924	1,693	13.64
Non-recurring items (*)
+ Voluntary Dismissal Program (PPD)	14	—	—
+ Review of transmission revenue – Homologation Resolution 496	—	31	—
= Adjusted Ebitda (not audited)	1,938	1,724	12.41

(*)         Non-recurring adjustments correspond to the company’s interpretation on events which it deems to be extraordinary, not related to current operations.

•                           Revenue from supply of electricity

Gross revenue from electricity sales in 2008 was R$ 3.154 billion, compared to R$ 2.783 billion in 2007 — an increase of 13.37%. This result primarily arises from volume of electricity sold to industrial consumers 7.11% higher in 2008, at 19,561,574 MWh, than in 2007 (18,262,805 MWh) — reflecting the strong performance of industrial activity up to the third quarter of 2008, and the strategic sales actions carried out by the Company. Additionally, in 2008 the Settlement Price for Differences (PLD), used to value electricity purchases and sales in the Short-term Market, led some consumers to make use of flexible provisions in contracts, expanding electricity purchases.

Revenues from energy sold to other concession holders and under “bilateral contracts” totaled R$ 1.084 billion in 2008, compared to R$ 1.047 billion in 2007 — an increase of 3.53%. Although the volume of electricity sold was 10.84% lower, the average tariff charged was 16.16% higher, increasing from R$ 77.24 to R$ 89.72.

•                           Revenue from use of the grid

This revenue is primarily for use, by generating companies and Brazilian grid-participation distributing companies, of the facilities that make up the basic transmission network of Cemig GT, according to amounts set by Aneel resolution. It was 12.18% higher in 2008 than in 2007 (R$ 617 million in 2008, vs. R$ 550 million in 2007). The variation arises from:

•                  An increase of 11.80% in the Permitted Revenue for the transmission market, regulated in July 2008, resulting from application of inflation as measured by the IGP-M inflation index over the previous 12 months.

•                  Startup of expansions of the network, with consequent addition of revenue by the Regulator.

•                  A reduction of R$ 31 million in revenue from the basic grid applied in 2007, as a result of the review of electricity transmission concession holders’ annual permitted for new facilities of the basic grid and other transmission facilities, under Aneel decisions.

•                           Deductions from operational revenue

Deductions from operational revenues totaled R$ 853 million in 2008, compared to R$ 708 million in 2007, an increase of 20.48%. The principal changes in these expenses are as follows:

The Fuel Consumption Account — CCC

This relates to the operational costs of thermal plants in the Brazilian interconnected grids and isolated systems, split pro-rata among electricity concession holders, by Aneel Resolution. This amount is charged to Free Consumers, on their invoice for use of the basic grid, and passed on to Eletrobrás, hence Cemig GT acts only as an agent to pass on this cost. The expense in 2008 was R$ 34 million, vs. R$ 42 million in 2007, a reduction of 19.05%.

The Energy Development Account — CDE

The deduction from revenue for the CDE in 2008 was R$ 37 million, vs. R$ 33 million in 2007, an increase of 12.12%. The amount of this payment is set by a Resolution by the regulator, Aneel. This amount is charged to Free Consumers, on their invoice for use of the basic grid, and passed on to Eletrobrás, hence Cemig GT acts only as an agent to pass on this cost.

The Global Reversion Reserve — RGR

The RGR deduction in 2008 was R$ 85 million, compared to R$ 72 million in 2007. This charge is a non-controllable cost: it is higher in 2008 since revenue, the basis for its calculation, was higher.

The other deductions from revenue are for charges calculated as a percentage of billing, and their variations thus, substantially, arise from the changes in revenue.

•                           Operational costs and expenses

(excluding Financial revenue/expenses)

Operational costs and expenses	2008	2007	Change, %

Personnel	260	228	14.04
Post-employment obligations	48	23	108.70
Materials	17	18	(5.56)
Raw materials and inputs	70	59	18.64
Outsourced services	114	96	18.75
Depreciation and amortization	224	223	0.45
Royalties for use of water resources	127	130	(2.31)
Operational provisions	1	6	(83.33)
Charges for the use of the basic transmission grid	272	257	5.84
Electricity purchased for resale	13	75	(83.00)
Other expenses, net	102	80	25.93
	1,248	1,195	4.35

The principal changes in expenses are:

Personnel expenses

Personnel expenses in 2008 totaled R$ 260 million, compared to R$ 228 million in 2007, an increase of 14.04%. This principally reflects:

•                  Salary increases of 5.00% and 7.26%, given to employees in November 2007 and 2008, respectively.

•                  Dismissal expenses of R$ 14 million, under the Voluntary Dismissal Program.

•                  Lower transfer of costs from Personnel expenses to Works in progress (R$ 13 million in 2008 vs. R$ 23 million in 2007) due to less capital expenditure activity in 2008.

There is a breakdown of Personnel expenses in Explanatory Note 22 to the Consolidated Financial Statements.

Post-employment obligations

Expenses on post-employment obligations in 2008 were R$ 48 million in 2008, compared to R$ 23 million in 2007, 108.70% higher. These expenses basically represent interest on the actuarial liabilities of Cemig GT, net of the expected return on the plans’ assets, as estimated by an external actuary. The higher expense in 2008 arises from the adjustment to the actuarial assumptions in 2008, with reduction of the interest rates used for discounting the actuarial obligations to present value.

Charges for Use of the Basic Transmission Grid

The expense on charges for use of the transmission network are payable by generation agents for use of the facilities and components of the basic grid. The increase of R$15 million in this expense in 2008 mainly reflects the startup of the Irapé plant, the average adjustment of 3.5% in the TUST transmission tariff in 2007 (full effect in 2008), and the average adjustment of 11.5% in the TUST in June 2008.

Electricity purchased for resale

The expense on this account in 2008 was R$ 13 million in 2008, vs. R$ 75 million in 2007, a reduction of 83.00%. The lower expense arises from a lower quantity of electricity bought in the short-term market in 2008.

•                 Financial revenues (expenses)

Cemig GT’s net financial expenses were 24.62% lower in 2008, at R$ 245 million, than in 2007 (R$ 325 million). The highest variations in this line are from:

•                  Revenue from monetary adjustment on amounts receivable under the General Agreement for the Electricity Sector 85.06% lower, at R$ 23 million in 2008, vs. R$ 154 million in 2007. This mainly reflects the accounting in the second half of 2007 of financial revenue of R$ 100 million, arising from criteria for updating set by Aneel for assets relating to transactions in “Free Energy” during the period of rationing. This procedure had no impact on the financial result of 2007 due to the constitution of a provision for losses in the same amount. As a result of this provision constituted in 2007, the account line Provision for losses on “Free Energy” was 86.98% lower (R$ 19 million in 2008, compared to R$ 146 million in 2007).

•                  Revenue of R$ 125 million from cash investments in 2008, compared to R$ 93 million in 2007 — due to investment of a higher volume of cash.

•                  Recognition in 2008 of net revenue of R$14 million from adjustment of assets and liabilities to present value in compliance with CVM Instruction 469 of May 2, 2008.

•                  Reduction of the expense on the CPMF tax, due to its being abolished.

•                  Net losses on foreign exchange variations, net of the offsetting effects relating to financial instruments, of R$ 44 million in 2008, compared to net losses of R$ 48 million in 2007, arising basically on loans and financings in foreign currency. The foreign exchange loss in 2008 arises principally from the depreciation of the Real against the dollar and the Yen, the principal currencies in which our external financing contracts are indexed. The effect in the income statement in 2008 was not significant compared to 2007, due to the offsetting resulting from the derivative financial instruments employed. The FX variations in isolation gave rise to a net loss of R$ 53 million in 2008, compared to a gain of R$ 26 million in 2007. The US dollar appreciated against the Real in 2008 by 31.94%, which compares to its depreciation of 17.15% over 2007. The Yen appreciated by 62.89% in 2008, compared to depreciation of 11.78% in 2007. For part of the debt in foreign currency the Company made swap transactions substituting the Brazilian domestic CDI rate for the variation in the indexor of the contracts.

There is a breakdown of financial revenues and expenses in Explanatory Note 23 to the Consolidated Financial Statements.

•                 Income tax and the Social Contribution tax

Cemig GT’s expenses on income tax and the Social Contribution in 2008 totaled R$ 383 million, on profit of R$ 1.455 billion, before tax effects, a percentage of 26.32%. Cemig GT’s expenses on income tax and the Social Contribution in 2007 totaled R$ 283 million, on profit of R$ 1.145 billion before tax effects, a percentage of 24.72%. These effective rates are reconciled with the nominal rates in Explanatory Note 9 to the Consolidated Financial Statements.

Payment of Interest on Equity to stockholders in 2008, totaling R$ 187 million, resulted in a tax gain of approximately R$ 64 million.

•                 Employees’ profit shares

Under the Collective Work Agreement of 2008 Cemig GT allocated R$ 86 million to its employees as profit shares — which compares with R$ 110 million in 2007. There is more information on this in Explanatory Note 24 to the Consolidated Financial Statements.

CEMIG GT — Tables I to III

Chart I

Operating Revenues (consolidated) - CEMIG GT
Values in million of Reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Sales to end consumers	1,934	1,663	527	523	449
Supply	1,220	1,120	295	339	275
Revenues from Trans. Network + Transactions in the CCEE	617	550	155	159	144
Others	30	41	7	8	5
Subtotal	3,801	3,374	984	1,029	873
Deductions	(853)	(708)	(226)	(222)	(160)
Net Revenues	2,948	2,666	758	807	713

Chart II

Operating Expenses (consolidated) - CEMIG GT

Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Personnel/Administrators/Councillors	260	228	69	57	55
Depreciation and Amortization	224	223	57	56	56
Charges for Use of Basic Transmission Network	272	257	71	72	68
Contracted Services	114	96	45	26	32
Forluz – Post-Retirement Employee Benefits	48	23	12	12	6
Materials	17	18	6	4	7
Royalties	127	130	32	33	31
Operating Provisions	1	6	2	—	1
Other Expenses	102	80	43	26	26
Raw material for production	33	134	18	23	76
Total	1,248	1,195	355	309	358

Chart III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Net Revenue	2,948	2,666	758	807	713
Operating Expenses	(1,248)	(1,195)	(355)	(309)	(358)
EBIT	1,700	1,471	403	498	355
EBITDA	1,924	1,694	460	555	426
Financial Result	(245)	(325)	(65)	(76)	(98)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(383)	(281)	(58)	(124)	(33)
Employee Participation	(86)	(110)	(71)	(5)	(95)
Net Income	986	755	209	293	129

Adjusted values as measured in Provisional. 449/08. The non-segregation results in operational and not operational, in the process of convergence with international standards organization must submit the “other income / expenditure” in the task and not following the line of “operating profit”. Thus the calculation of Operating Income and other indicators, such as EBITDA, were modified.

3.             Earnings Release 2008 and 4th Quarter 2008, Cemig Distribuição S.A.

A Melhor Energia do Brasil.

EARNINGS RELEASE

2008 and 4Q08

Cemig D

Figures are in R$ million, except where otherwise stated.

•      Net profit for the year

Cemig Distribuição S.A. (“Cemig D”) reports net profit of R$ 709 million for 2008, 8.40% lower than its 2007 net profit of R$ 774 million.

Operational revenue

	2008	2007	Change, %
Gross revenue from retail supply of electricity	2,731	3,308	(17.44)
Revenue for use of the network— Captive Consumers	5,820	5,203	11.86
	8,551	8,511	0.47
Revenue for use of the network— Free Consumers	1,397	1,321	5.75
Other revenues	76	68	11.76
Total	10,024	9,900	1.25

•      Ebitda

(method of calculation not reviewed by our external auditors)

As this table shows, Ebitda was 11.95% lower than in 2007, and when adjusted for non-recurring items, 11.70% lower.

R$ million	2008	2007	Change %
Net profit	709	774	(8.40)
+ Provision for income tax, Social Contribution and deferred income tax	273	312	(12.50)
+ Financial revenues (expenses)	7	(11)	(163.64)
+ Amortization and depreciation	354	417	(15.11)
+ Employees’ profit shares	263	332	(20.78)
= Ebitda	1,606	1,824	(11.95)
Non-recurring items (*)
- Tariff review — Net revenue	(63)	—	—
+ Tariff review — Operational expense	4	—	—
+ Voluntary Dismissal Program (PPD)	35	—	—
- Energy CVA	—	(29)	—
= Adjusted Ebitda (not audited)	1,582	1,795	(11.70)

*	Non-recurring adjustments reflect the company’s interpretation of events which it deems to be extraordinary, not related to current operations.

•      Retail supply to captive consumers

The main factors affecting revenue from final consumers in 2008 were:

•                  The tariff adjustment of April 8, 2007, increasing consumers’ average tariffs by 5.16% (full effect in 2008).

•                  The tariff repositioning from the four-yearly Tariff Review, in effect from April 8, 2008, with average effect on consumers’ tariffs of a reduction of 12.08%.

•                  Quantity of electricity invoiced to final consumers 7.57% higher.

•                  Recognition of non-recurring revenue, relating to financial items for previous years that were included in the tariff, resulting in constitution of a Regulatory Asset with gross value of R$ 67 million in 2008.

•                  Reduction in revenue from supply of electricity in the last quarter of 2008, reflecting the effects on the Brazilian economy of the retraction in the world economy, the strongest impact being on industrial production.

This chart shows quarterly variations in retail supply:

GWh invoiced to final consumers

Quarterly	Annual

•                                         Revenue from use of the network – Free Consumers

This revenue is from the Tariff for Use of the Electricity Distribution Systems (TUSD), charged to Free Consumers for transport of the energy sold by other agents in the Company’s concession area, principally Cemig GT, and was 5.72% higher in 2008, at R$ 1.397 billion, compared to R$ 1.321 billion in 2007. The increase reflects the average increase of 2.5% in the tariff, and higher demand for electricity in 2008, reflecting the growth in industrial production, especially up to October 2008 – since in the last quarter of the year Brazilian industrial production was negatively affected by the international financial situation.

•                                         Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”) used as a reference in the calculation of the tariff adjustment and the disbursements in fact made are compensated for in the subsequent tariff adjustments, and are recorded in Assets and Liabilities.

As from March 2008 the company began to receive, in the tariff, the amounts posted under “Portion A” in Assets. At this point the portion of non-controllable costs that is actually received in the tariff is transferred to Operational expenses, as shown in Explanatory Note 7, Item “b”.

•                                         Deductions from operational revenues

Deductions from operational revenues were 1.19% higher in 2008, at R$ 3.877 billion, compared to R$ 3.924 billion in 2007. The most significant changes in these expenses are:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC in 2008 was R$ 330 million, 14.98% more than the R$ 287 million deducted in 2007. This relates to the operational costs of thermal plants in the Brazilian grid and isolated systems, split among electricity concession holders, quantified by a resolution of the regulator,

Aneel. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

The Global Reversion Reserve – RGR

The RGR deduction in 2008 was R$ 72 million, compared to R$ 52 million in 2007 – due to the equivalent increase in 2008 in the book value of Fixed assets in service, which is the basis for calculation of this expense.

The Energy Development Account – CDE

The deduction from revenue for the CDE in 2008 was R$ 292 million, vs. R$ 304 million in 2007, a reduction of 3.95%. The amount of this payment is set by a Resolution by the regulator, Aneel. This is a non-controllable cost: the deduction from revenue recorded is the amount actually passed through to the tariff.

The other deductions from revenue are calculated as a percentage of billing, hence their variations arise, substantially, from the changes in revenue.

•                                         Operational costs and expenses

(excluding financial revenue/expenses)

	2008	2007	Change, %
Non-controllable costs
Electricity purchased for resale	2,417	2,164	11.69
Royalties for use of water resources	7	3	133.33
Charges for the use of the basic transmission grid	459	447	2.68
	2,883	2,614	10.29
Controllable costs
Personnel	748	619	20.84
Post-employment obligations	149	73	104.11
Materials	80	69	15.94
Outsourced services	426	396	7.58
Operational provisions	88	176	(50.00)
Depreciation and amortization	354	417	(15.11)
Other expenses, net	166	205	(19.02)
	2,011	1,955	2.86
	4,894	4,569	7.11

The 7.11% increase in operational costs and expenses arises mainly in Energy bought for resale, Personnel expenses and Post-employment obligations, and is partially offset by lower Operational provisions and Depreciation and amortization. For more information on the breakdown of operational costs and expenses, see Explanatory Note 25 to the Financial Statements.

The principal changes in expenses are:

Personnel

Personnel expenses in 2008 total R$ 748 million, vs. R$ 619 million in 2007, an increase of 20.84%. This principally reflects wage increases of 5.00% and 7.26% given to the employees in November 2007 and 2008, respectively, and also lower transfer of personnel costs to Works in progress, due to the smaller capital expenditure program; also a provision for the Voluntary Dismissal Program (PPD), in the amount of R$ 34,931, in 2008 – partially offset by the reduction of 3.43% in the number of employees in 2008. At the end of 2008 Cemig D had 8,031 employees, compared to 8,317 at the end of 2007. The breakdown of personnel expenses can be seen in Explanatory Note 25 to the Financial Statements.

Electricity purchased for resale

The expense on this account in 2008 was R$ 2.417 billion, 11.69% higher than in 2007 (R$ 2.164 billion). This is a non-controllable cost: the deduction from revenue recorded is the value actually passed through to the tariff. There is more information on this expense in Explanatory Note 25 to the Financial Statements.

Charges for the use of the basic transmission grid

The expense on charges for use of the transmission network in 2008 was R$ 459 million, vs. R$ 447 million in 2007, an increase of 2.68%. These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution. This is a non-controllable cost: the deduction from revenue recorded is the value effectively passed through to the tariff.

Post-employment obligations

Expenses on post-employment obligations in 2008 were R$ 149 million, compared to R$ 73 million in 2007, an increase of 104.11%. These expenses basically represent interest on the actuarial liabilities of Cemig Distribution, net of the expected return on the plans’ assets, as estimated by an external actuary.

The higher expense in 2008 arises basically from the adjustment to the actuarial assumptions in 2008, with reduction of the interest rates used for discounting the actuarial obligations to present value.

Depreciation and amortization

Deductions from depreciation and amortization totaled R$ 354 million in 2008, compared to R$ 417 million in 2007, a reduction of 15.11%. This result arises from the depreciation of “Special Obligations”, from April 8, 2008, the date of the second-cycle tariff review.

Operational provisions

Operational provisions in 2008 totaled R$ 88 million, compared to R$ 176 million in 2007 – a reduction of 50.0%. Contingencies for legal proceedings were reduced by R$ 26 million in 2008, from 2007, and the provision for doubtful receivables was reduced by R$ 33 million. Another reason for the total being lower in 2008 was the provision made in 2007 for DNAEE Ministerial Order 45/86, in the amount of R$ 36 million. More information on these expenses can be seen in Explanatory Notes 19 and 25 to the Financial Statements.

•                                         Financial revenue (expenses)

The company posted net financial expenses of R$ 7 million in 2008, compared to net financial expenses of R$ 11 million in 2007. The main factors are:

•                  Revenue from cash investments R$ 42 million higher due to a higher volume of cash invested in 2008.

•                  Revenue from late payment penalties from clients in arrears 28.04% higher, at R$ 137 million in 2008, vs. R$ 107 million in 2007. The company also recognized revenue of R$ 10.5 million, following payment by large industrial consumers of overdue invoices of previous years which included financial charges.

•                  Lower revenue in 2008 – R$ 84 million, compared to R$ 202 million in 2007 – from monetary adjustment on amounts receivable under the General Agreement for the Electricity Sector, reflecting the lower value of the regulatory assets in 2008, since part of them had been amortized.

•                  Revenue from monetary variation and interest on the deferred tariff adjustment in 2008 was R$ 77 million, 40,77% less than its total of R$ 130 in 2007. This mainly reflects the reduction of the size of the asset due to receipt of some of the values receivable into electricity accounts paid by clients. For further explanations please see Explanatory Note 11 to the Financial Statements.

•                  Increase in the expense on monetary correction of loans and financings in Brazilian currency, R$ 65 million in 2008 compared to R$ 36 million in 2007. This increase arises from the variations in the IPCA and the IGP-M inflation indices over the whole of 2008: the IPCA index rose 5.90% in 2008, compared to 4.46% in 2007; and the IGP-M index rose 9.81% in 2008, compared to 7.75% in 2007.

•                  Lower expenses on the CPMF tax, due to its being abolished.

•                  Net losses on foreign exchange variations, net of the offsetting effects relating to financial instruments, of R$ 48 million in 2008, compared to net losses of R$ 3 million in 2007, arising basically on loans and financings in foreign currency. This change is principally due to the appreciation of the dollar against the Real in 2008. in 2008 the dollar appreciated by 31.94% against the Real, where in 2007 it depreciated by 17.15%. For part of the debt in foreign currency the Company made swap transactions substituting the Brazilian domestic CDI rate for the variation in the indexor of the contracts.

There is a breakdown of financial revenues and expenses in Explanatory Note 26 to the Financial Statements.

•             Income tax and the Social Contribution tax

Cemig D’s expenses on income tax and the Social Contribution in 2008 totaled R$ 273 million, on profit of R$ 1.246 billion before tax effects, a percentage of 21.91%. Cemig D’s expenses on income tax and the Social Contribution in 2007 totaled R$ 312 million, on profit of R$ 1.418 billion before tax effects, a percentage of 22.00%. These effective rates are reconciled with the nominal rates in Explanatory Note 10 to the Financial Statements.

•             Employees’ profit shares

Under the 2008 Collective Labor Agreement Cemig allocated profit shares to its employees totaling R$ 263 million (R$ 332 million in 2007). For further explanations please see Explanatory Note 27 to the Financial Statements.

Tables I to IV

CHART I

CEMIG D - MARKET (GWh)

	CAPTIVE MARKET	TUSD	TOTAL ENERGY TRANSPORTED
1Q05	5,192	3,042	8,234
2Q05	5,048	3,923	8,971
3Q05	5,004	3,063	8,067
4Q05	5,065	4,119	9,184
1Q06	5,856	4,050	9,906
2Q06	5,986	4,207	10,193
3Q06	5,069	4,286	9,355
4Q06	5,059	4,194	9,253
1Q07	4,912	4,128	9,040
2Q07	5,267	4,438	9,705
3Q07	5,165	4,516	9,681
4Q07	5,350	4,457	9,807
1Q08	5,175	4,082	9,257
2Q08	5,494	4,364	9,858
3Q08	5,766	4,597	10,363
4Q08	5,823	4,368	10,191

CHART II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Sales to end consumers	8,547	8,488	2,048	2,072	2,218
TUSD	1,397	1,321	381	360	365
Subtotal	9,944	9,809	2,429	2,432	2,583
Others	80	91	23	20	41
Subtotal	10,024	9,900	2,452	2,452	2,624
Deductions	(3,877)	(3,924)	(934)	(935)	(986)
Net Revenues	6,147	5,976	1,518	1,517	1,638

Chart III

Operating Expenses (consolidated) - CEMIG D
Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Purchased Energy	2,417	2,164	632	605	590
Personnel/Administrators/Councillors	748	619	194	162	154
Depreciation and Amortization	354	417	83	79	112
Charges for Use of Basic Transmission Network	459	447	113	113	109
Contracted Services	426	396	114	110	130
Forluz — Post-Retirement Employee Benefits	149	73	37	37	18
Materials	80	69	23	17	19
Operating Provisions	88	176	26	30	76
Other Expenses	173	208	49	62	62
Total	4,894	4,569	1,271	1,215	1,270

Chart IV

Statement of Results (Consolidated) - CEMIG D
Values in millions of reais

	2008	2007	4th Q. 2008	3rd Q. 2008	4th Q. 2007
Net Revenue	6,147	5,976	1,518	1,517	1,638
Operating Expenses	(4,894)	(4,569)	(1,271)	(1,215)	(1,270)
EBIT	1,253	1,407	247	302	368
EBITDA	1,606	1,825	328	381	528
Financial Result	(7)	11	6	(36)	(10)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(274)	(312)	6	(71)	(6)
Employee Participation	(263)	(332)	(215)	(16)	(284)
Net Income	709	774	44	179	68

Adjusted values as measured in Provisional. 449/08. The non-segregation results in operational and not operational, in the process of convergence with international standards organization must submit the “other income / expenditure” in the task and not following the line of “operating profit”. Thus the calculation of Operating Income and other indicators, such as EBITDA, were modified.

4.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, March 5, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company - CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON MARCH 5, 2009

At 11 a.m. on March 5, 2009, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. José Bonifácio Borges de Andrada, Attorney-General of the State of Minas Gerais, in accordance with the legislation. Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Manoel Bernardino Soares to chair the Meeting.

The proposal of the representative of the Stockholder State of Minas Gerais was put to the vote, and unanimously approved.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Gazeta Mercantil on February 17, 18 and 19, the content of which is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on March 5, 2009 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1 –                               Change in the composition of the Board of Directors, as a result of resignations, as per correspondence filed at the company.

2 –                               Orientation of vote, for the representative of Companhia Energética de Minas Gerais at the Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A. to be held on March 5, 2009.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy in the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by March 3, 2009, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, February 12, 2009 – Djalma Bastos de Morais – Vice-Chairman of the Board of Directors”

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious.

He stated that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

On this question, the representative of the stockholder State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment.

He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais. He further explained that the decisions of this Meeting can only take into account what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are being taken within strict compliance with the Court decision.

Finally, he noted that the Extraordinary and Special Appeals brought by Southern were not admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, the inefficacy of the Stockholders’ Agreement subject of the action.

Once again taking the floor, the representative of Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal is awaiting judgment in proceedings in the Federal Supreme Court.

The chairman then stated that the Board members Márcio Araújo de Lacerda and Aécio Ferreira da Cunha had resigned their positions as sitting members of the Board of Directors, according to correspondence in the company’s possession.

Continuing, he stated that since adoption of the Multiple Vote was requested by the stockholder Southern Electric Brasil Participações Ltda., in a letter in the Company’s possession, 13,459,799 common shares will be necessary for the election of each member of the Board of Directors, and that this Meeting should now elect all the sitting and substitute members of the Board of Directors to complete the period of office of 3 (three) years begun on April 28, 2006, that is to say, up to the Ordinary General Meeting to be held in 2009.

Finally, he explained that it would be necessary firstly and in view of Clause 12 of the Bylaws, to hold an election of the sitting Board member and his respective replacement put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as owners of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Forluz (Fundação Forluminas de Seguridade Social) proposed the following stockholders to be members of the Board of Directors:

As Board member: Wilton de Medeiros Daher –

Brazilian, married, company manager, resident and domiciled in Fortaleza, Ceará, at Rua Barbosa de Freitas 200/1700, Meireles, CEP 60170-020, bearer of Identity Card 2008010074941, issued by the Public Safety Dept of the Federal District, and CPF 003534344-34;

and as his substitute member, Guy Maria Villela Paschoal –

Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06.

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating, and they were approved by majority vote.

The Chairman explained that, to complete the Board of Directors, the representative of the stockholder Southern Electric Brasil Participações Ltda. should put forward 5 sitting members and their respective substitute members, and the representative of the stockholder State of Minas Gerais should put forward 8 sitting members and the respective substitute members.

Asking for the floor, the representative of Stockholder Southern Electric Brasil Participações Ltda. put forward the following stockholders as members of the Board of Directors:

as Sitting Members:

Britaldo Pedrosa Soares –

Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of Identity Card MG-228266, issued by the Public Safety Department of the State of Minas Gerais, and CPF 360634796-00;

Evandro Veiga Negrão de Lima –

Brazilian, married, entrepreneur, resident and domiciled at Belo Horizonte, Minas Gerais, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000761126-91;

Roberto Pinto Ferreira Mameri Abdenur –

Brazilian, married, retired diplomat, resident and domiciled at Rio de Janeiro, Rio de Janeiro, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card MRE-1863, issued by the Foreign Relations Ministry, and CPF 0750172914-72;

André Araújo Filho –

Brazilian, married, lawyer, resident and domiciled at São Paulo, São Paulo State, at Rua Macau 287, Ibirapuera, CEP 04032-020, bearer of Identity Card 22529, issued by the Brazilian Bar Association, São Paulo Section, and CPF 044637908-59; and

Thomas Anthony Tribone –

citizen of the USA, married, engineer, resident and domiciled at 3657 North Rockingham Street, Arlington, Virginia 22213, USA, bearer of US Passport Nº. 017246918, issued by the US government, and CPF 748807561-72;

and as Substitute members:

Jeffery Atwood Safford –

US citizen, divorced, entrepreneur, resident and domiciled at São Paulo, São Paulo State at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the state of São Paulo, and CPF 229902218-08;

Maria Amália Delfim de Melo Coutrim –

Brazilian, married, economist, resident and domiciled at Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 582/12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by the Corecon of Rio de Janeiro State, and CPF 654298507-72;

Clarice Silva Assis –

Brazilian, married, economist, resident and domiciled in São Paulo, São Paulo State, at Rua Jacques Felix 226/111, Vila Nova Conceição, CEP 04509-000, bearer of Identity Card nº 09306216-4, issued by the Detran Traffic Authority of the State of Rio de Janeiro, and CPF nº 006682947-01;

Andréa Leandro Silva –

Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04; and

José Castelo Branco da Cruz –

Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Paulo Areal 182, Tijuca, CEP 22793-245, bearer of Identity Card 46664, issued by the Brazilian Bar Association, Rio de Janeiro Section, and CPF nº 198674503.

The representative of the stockholder State of Minas Gerais then asked for the floor and proposed the following stockholders as members of the Board of Directors:

As sitting members:

Sérgio Alair Barroso –

Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Bernardo Guimarães 1581/1005, Lourdes, CEP 30140-082, bearer of Identity Card nº 8100986-0, issued by the Public Safety Dept of São Paulo State, and CPF nº 609555898-00;

Djalma Bastos de Morais –

Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry, and CPF 006633526-49;

Alexandre Heringer Lisboa –

Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Doutor Lucídio Avelar 100/602, Estoril, CEP 30455-790, bearer of Identity Card M-510577, issued by the Public Safety Department of the State of Minas Gerais;

Antônio Adriano Silva –

Brazilian, married, administrador, resident and domiciled at Brasília, Federal District at SHS, Quadra 01, Bloco A, apto. 523, Asa Sul, CEP 70322-900, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Francelino Pereira dos Santos –

Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes –

Brazilian, married, architect, resident and domiciled at Rio de Janeiro. Rio de Janeiro State at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, Bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56;

João Camilo Penna –

Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04; and

Eduardo Lery Vieira –

Brazilian, legally separated, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Aripuanã 80/302, Estoril, CEP 30455-830, bearer of Identity Card M-975155, issued by the Public Safety Department of the state of Minas Gerais, and CPF 079802996-04.

and as Substitute members:

Paulo Sérgio Machado Ribeiro –

Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David –

Brazilian, legally separated, company manager, resident and domiciled at Belo Horizonte-MG, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Franklin Moreira Gonçalves –

Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha –

Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

Luiz Antônio Athayde Vasconcelos –

Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the State of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto –

Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49;

Guilherme Horta Gonçalves Júnior –

Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Engineer Walter Kurrle 51/902, Belvedere, CEP 30320-700, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34; and

Kleber Antonio de Campos –

Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Califórnia 1000/1201, Sion, CEP 30315-500, bearer of Identity Card nº M-369246, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 137244286-34;

– respectively.

The nominations by the stockholder Southern Electric Brasil Participações Ltda. and the representative of the stockholder State of Minas Gerais were put to the vote and approved by majority of votes. The representative of the stockholder Southern Electric Brasil Participações Ltda. voted for the board members that he had proposed, and the representative of the stockholder State of Minas Gerais voted for those members that he had proposed.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman stated that as a result of the change in the composition of the Board of Directors of Cemig and according to Clause 11 of the Bylaws, there is a need to change the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, since the structure and composition of their Boards of Directors should be the same as of the Board of Directors of Cemig.

He then asked the Secretary to read the Proposal by the Board of Directors relating to the authorization for the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held also on March 5, 2009, to vote in favor of the alteration in the composition of the Boards of Directors of the respective Companies, the content of which is as follows:

“PROPOSAL BY THE BOARD OF DIRECTORS
TO THE EXTRAORDINARY GENERAL MEETING
OF STOCKHOLDERS TO BE HELD ON MARCH 5, 2009.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,
– whereas:

a)	an Extraordinary General Meeting of Stockholders of Cemig will be held to change the composition of the Board of Directors;
b)	Clause 11, §1 of the Bylaws of Cemig states as follows:
Clause 11… § 1

The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the subsidiary Cemig Distribuição S.A shall have a Chief Energy Distribution and Sales Officer and the respective Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer and the respective Department.”;

c)	Clause 8 of the Bylaws of Cemig G and of Cemig GT, states as follows:
“Clause 8:

The company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, all being subject to election and dismissal at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and able to be reelected.

	§ 1	The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

– now proposes to you:

– that the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. and in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held on March 5, 2009 should vote in favor of the matters on the agenda, that is to say, alteration of the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, February 12, 2009

(Signed by:)

Djalma Bastos de Morais, Vice-Chairman; Alexandre Heringer Lisboa, member; Antônio Adriano Silva, member; Evandro Veiga Negrão de Lima, member; Francelino Pereira dos Santos, member; João Camilo Penna, member; Maria Estela Kubitschek Lopes, member; Wilton de Medeiros Daher, member; Eduardo Lery Vieira, member; Jeffery Atwood Safford, member; Paulo Sérgio Machado Ribeiro, member.”

Continuing with the business of the meeting, the Chairman then put the above Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved by majority of votes.

The meeting being opened to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

5.                                       Minutes of the Extraordinary General Meeting of Stockholders, Cemig Distribuição S.A., March 5, 2009

CEMIG DISTRIBUIÇÃO S.A.
Listed company – CNPJ 06.981.180/0001-16

MINUTES
OF THE
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON MARCH 5, 2009

At 4 p.m. on March 5, 2009, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the voting stock, attended in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer Djalma Bastos de Morais, and by its Chief Distribution and Sales Officer Fernando Henrique Schüffner Neto, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais proposed the name of the Deputy CEO, Marco Arlindo Porto Neto, to chair the meeting. This proposal was put to the vote, and approved.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Office, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Gazeta Mercantil on February 17, 18 and 19 of this year, the content of which is as follows:

“ CEMIG DISTRIBUIÇÃO S.A.
LISTED COMPANY

CNPJ 06.981.180/0001-16 – NIRE 31300020568

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on March 5, 2009 at 4 p.m. at Av. Barbacena 1200, 17th floor, A1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on a change in the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig. Belo Horizonte, February 12, 2009

Djalma Bastos de Morais – Vice-Chairman of the Board of Directors”.

The Chairman then stated that the meeting should on this occasion decide on changes to the composition of the Board of Directors of Cemig D, considering that:

1)                                      under the Sole sub-paragraph of Clause 8 of the Bylaws, the members of the Board of Directors of this Company shall, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig (Companhia Energética de Minas Gerais);

2)                                      the resignation of the sitting Board Members Márcio Araújo de Lacerda and Aécio Ferreira da Cunha, as per letters in the Company’s possession; and

3)                                      that the appointment of new members to the Board of Directors of Cemig was approved by the Extraordinary General Meeting of Stockholders held this morning, at 11 a.m.

This being so, the representative of the stockholder Companhia Energética de Minas Gerais, to complete the Board of Directors for the remainder of the present Board’s current period of office, that is to say until the Annual General Meeting of Stockholders to be held in 2010, proposed:

1)       election, as sitting member, of Mr. Sérgio Alair Barroso – Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Bernardo Guimarães

Cemig Corporate Executive Office – SG

1581/1005, Lourdes, CEP 30315-000, bearer of Identity Card nº 019112140-9, issued by the Public Safety Department of São Paulo State, and CPF nº 609555898-00

– having as his substitute member Mr. Paulo Sérgio Machado Ribeiro;

2)       transfer of Mr. Eduardo Lery Vieira – Brazilian, separated, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Aripuanã 80/302, Estoril, CEP 30455-830, bearer of Identity Card M-975155, issued by the Public Safety Department of the state of Minas Gerais, and CPF 079802996-04

– from the position of substitute member to the position of sitting member; and

3)       election of Mr. Kleber Antonio de Campos – Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Califórnia 1000/1201, Sion, CEP 30315-500, bearer of Identity Card nº M-369246, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 137244286-34

– as substitute member for the Board member Eduardo Lery Vieira.

The above-mentioned proposal by the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Companhia Energética de Minas Gerais has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company.

Finally, he said that, once the Board Members have completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question. The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset – in this case, the share – has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being dismissed from it.

The Chairman then stated that the Board of Directors of the Company is now constituted as follows:

Sitting members:	Sérgio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Wilton de Medeiros Daher,
	Eduardo Lery Vieira,	Britaldo Pedrosa Soares,
	Alexandre Heringer Lisboa,	Evandro Veiga Negrão de Lima,
	Antônio Adriano Silva,	Roberto Pinto Ferreira Mameri Abdenur,
	Francelino Pereira dos Santos,	André Araújo Filho and
	Maria Estela Kubitschek Lopes,	Thomas Anthony Tribone;

Substitute members:	Paulo Sérgio Machado Ribeiro,	Guilherme Horta Gonçalves Júnior,
	Lauro Sérgio Vasconcelos David,	Guy Maria Villela Paschoal,
	Kleber Antonio de Campos,	Jeffery Atwood Safford,
	Franklin Moreira Gonçalves,	Maria Amália Delfim de Melo Coutrim,
	Marco Antonio Rodrigues da Cunha,	Clarice Silva Assis,
	Luiz Antônio Athayde Vasconcelos,	Andréa Leandro Silva and
	Fernando Henrique Schüffner Neto,	José Castelo Branco da Cruz.

The meeting being opened to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:)	Anamaria Pugedo Frade Barros
Djalma Bastos de Morais and Fernando Henrique Schüffner Neto, for Cemig
Arlindo Porto Neto

This is a copy of the original.

Anamaria Pugedo Frade Barros

6.                                       Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., March 5, 2009

Cemig Geração e Transmissão S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES

OF THE
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON MARCH 5, 2009

At 1 p.m. on March 5, 2009, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the company’s stock, attended in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer Djalma Bastos de Morais, and by its Chief Generation and Transmission Officer Luiz Henrique de Castro Carvalho, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais proposed the name of the Deputy CEO, Marco Arlindo Porto Neto, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais was put to the vote, and approved.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Office, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Gazeta Mercantil on February 17, 18 and 19 of this year, the content of which is as follows:

“ CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY
CNPJ 06.981.176/0001-58 – NIRE 31300020550

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on March 5, 2009 at 1 p.m. at Av. Barbacena 1200, 12th floor, B1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on change in the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, February 12, 2009

Djalma Bastos de Morais – Vice-Chairman of the Board of Directors”.

The Chairman then stated that the meeting should on this occasion decide on changes to the composition of the Board of Directors of Cemig GT, considering:

1)                                      that under the Sole sub-paragraph of Clause 8 of the Bylaws, the members of the Board of Directors of this Company shall, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig (Companhia Energética de Minas Gerais);

2)                                      the resignation of the sitting Board Members Márcio Araújo de Lacerda and Aécio Ferreira da Cunha, as per letters in the Company’s possession; and

3)                                      that the appointment of new members to the Board of Directors of Cemig was approved by the Extraordinary General Meeting of Stockholders held this morning, at 11 a.m.

This being so, the representatives of the stockholder Companhia Energética de Minas Gerais, to complete the Board of Directors for the remainder of the present Board’s current period of office, that is to say until the Annual General Meeting of Stockholders to be held in 2010, proposed:

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

1)  election, as sitting member, of Mr. Sérgio Alair Barroso – Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Bernardo Guimarães 1581/1005, Lourdes, CEP 30315-000, bearer of Identity Card nº 019112140-9, issued by the Public Safety Department of São Paulo State, and CPF nº 609555898-00

         – having as his substitute member Mr. Paulo Sérgio Machado Ribeiro;

2)  the transfer of Mr. Eduardo Lery Vieira – Brazilian, separated, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Aripuanã 80/302, Estoril, CEP 30455-830, bearer of Identity Card M-975155, issued by the Public Safety Department of the state of Minas Gerais, and CPF 079802996-04

         – from the position of substitute member to sitting member, and

3)  election of Mr. Kleber Antonio de Campos – Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Califórnia 1000/1201, Sion, CEP 30315-500, bearer of Identity Card nº M-369246, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 137244286-34

         – as substitute member for the Board member Eduardo Lery Vieira.

The above-mentioned proposal of the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Companhia Energética de Minas Gerais has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company. Finally, he said that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question.  The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being dismissed from it.

The Chairman then stated that the Board of Directors of the Company is now constituted as follows:

Sitting members:	Sérgio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Wilton de Medeiros Daher,
	Eduardo Lery Vieira,	Britaldo Pedrosa Soares,
	Alexandre Heringer Lisboa,	Evandro Veiga Negrão de Lima,
	Antônio Adriano Silva,	Roberto Pinto Ferreira Mameri Abdenur,
	Francelino Pereira dos Santos,	André Araújo Filho and
	Maria Estela Kubitschek Lopes,	Thomas Anthony Tribone;

Substitute members:	Paulo Sérgio Machado Ribeiro,	Guilherme Horta Gonçalves Júnior,
	Lauro Sérgio Vasconcelos David,	Guy Maria Villela Paschoal,
	Kleber Antonio de Campos,	Jeffery Atwood Safford,
	Franklin Moreira Gonçalves,	Maria Amália Delfim de Melo Coutrim,
	Marco Antonio Rodrigues da Cunha,	Clarice Silva Assis,
	Luiz Antônio Athayde Vasconcelos,	Andréa Leandro Silva and
	Fernando Henrique Schüffner Neto,	José Castelo Branco da Cruz.

The meeting being opened to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the

Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:) Anamaria Pugedo Frade Barros

Djalma Bastos de Morais and Fernando Henrique Schüffner Neto, for Cemig

Arlindo Porto Neto

This is a copy of the original.

Anamaria Pugedo Frade Barros

7.                                       Summary of Decisions of the 454th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 9, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 454TH MEETING OF THE BOARD OF DIRECTORS

At its 454th meeting, held on March 9, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.     Election of Mr. Sérgio Alair Barroso as Chairman of the Board of Directors.

2.     Authorization for signature of capitalization agreements.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

8.                                       Summary of Principal Decisions of the 86th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 9, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company — CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 86th meeting, held on March 9, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.     Election of Mr. Sérgio Alair Barroso as Chairman of the Board of Directors.

2.     Authorization for signature of capitalization agreements.

3.     Authorization for contracting of financing with BASA.

Avenida Barbacena, 1200 — 12º andar - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

9.             Summary of Minutes of the 446th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 26–27, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company — CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of minutes of the 446th meeting of the Board of Directors

Date, time and place:	Begun on November 26, 2008 at 9.30 a.m., and resumed and closed on November 27, 2008, at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II —	The Board approved the minutes of this meeting.

III —	The Board authorized:

a)

Signing of the First Amendment to the Memorandum of Understanding signed with Termogás S.A., for internal adjustment between budget items, and adjustment of the costs and expenses incurred in obtaining the Prior License, and contracting of services for obtaining the Installation License.

b)

Signing, with Cemig GT and Cemig D, of the First Amendment to the Scientific, Technological and Mutual Support Working Agreement approved by CRCA (Board Spending Decision) 041/2007 of June 2007, to comply with the order by Aneel changing the period of validity to five years, from May 21, 2007, without provision for extension.

c)	Filing of a specific court action, for restitution of amounts of CPMF tax paid in excess in the period January through March 2004.

IV —	The Board granted annual paid leave to the Chief Executive Officer, from December 22, 2008 to January 20, 2009.

V —	The Board re-ratified CRCA 062/2006, changing the period of validity of the Memorandum of Intent signed with Termogás S.A.

VI —	The Board members decided the calendar for probable dates of Board meetings in 2009.

VII —

Withdrawn from the agenda: The matter relating to the concession of a corporate guarantee for contracting and renewal of the bridge loan contracted by Transchile Charrúa Transmisión S.A. with Banco do Brasil S.A. was withdrawn from the agenda.

VIII —	The following spoke on general matters and business of interest to the Company:

The Chairman
Board members:	Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur, Andréa Leandro Silva, Jeffery Atwood Safford and Alexandre Heringer Lisboa.
Chief Officer:	Luiz Fernando Rolla.
Superintendents:	Emílio Castelar Pires Pereira and Leonardo George de Guimarães.

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

The following were present on November 26, 2008:

Board members:

Djalma Bastos de Morais, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Andréa Leandro Silva, Eduardo Lery Vieira, Fernando Henrique Schüffner Neto, Jeffery Atwood Safford, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha.

Chief Officers:	Bernardo Afonso Salomão de Alvarenga, Luiz Fernando Rolla, Luiz Henrique de Castro Carvalho and José Carlos de Mattos.
Superintendents:	Emílio Castelar Pires Pereira.
Secretary:	Anamaria Pugedo Frade Barros.

The following were present on November 27, 2008:

Board members:

Djalma Bastos de Morais, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Wilton de Medeiros Daher, Andréa Leandro Silva, Eduardo Lery Vieira, Jeffery Atwood Safford, José Castelo Branco da Cruz and Guy Maria Villela Paschoal.

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha.
Superintendent:	Leonardo George de Guimarães.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

10.                                 Summary of Minutes of the 447th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company — CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of minutes of the 447th meeting of the Board of Directors

Date, time and place:	December 15, 2008, at 10.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —

The Chairman asked the Board members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II —	The Board approved the minutes of this meeting.

III —	ANP Auction: Chief Officer José Carlos de Mattos gave information on the Company’s participation in the Tenth Round of auctions by the National Oil, Gas and Biofuels Agency (ANP).

IV —	The following spoke on general matters and business of interest to the Company:

The Chairman
	Board members:	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and José Castelo Branco da Cruz.

The following were present:

Board members:

Djalma Bastos de Morais, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Wilton de Medeiros Daher, Eduardo Lery Vieira, Jeffery Atwood Safford, José Castelo Branco da Cruz, Paulo Sérgio Machado Ribeiro and Marco Antonio Rodrigues da Cunha.

Chief Officer and Board member:	José Carlos de Mattos

Anamaria Pugedo Frade Barros

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

11.           Summary of Minutes of the 448th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16–17, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company — CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of minutes of the 448th meeting of the Board of Directors

Date, time and place:	Begun on December 16, 2008 at 9.30 a.m., and resumed and closed on December 17, 2008, at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —      The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II —   The Board approved:

a)                             The Annual Budget for 2009.

b)                            Priority One Projects, for the five-year period 2008-2012, including them in the Budget Proposals for the years to which they refer; authorizing the opening and continuance of the tender proceedings, and the contracting of services and making of the necessary purchases for their performance; an order to the Department of the Chief Officer for Finance, Investor Relations and Control of Holdings to monitor the parameters measuring the economic performance of the Projects in question, and other economic variables recommended by the Budget Prioritization Committee.

c)                             The minutes of this meeting.

III —  The Board authorized:

a)                             Reduction of the registered capital of Sá Carvalho S.A., from eighty six million eight hundred and thirty three thousand three hundred and eighty Reais to thirty six million eight hundred and thirty three thousand three hundred and eighty Reais;

reduction of the number of common shares (nominal, without par value) from two hundred and eighty six million six hundred and seventy thousand to one hundred and twenty million four hundred and one thousand four hundred; and

reduction of the number of preferred shares (nominal, without par value) from five hundred and sixty three million three hundred and thirty three to two hundred and forty million seven hundred and ninety eight thousand six hundred.

b)                            Reduction of the registered capital of Rosal Energia S.A., from eighty six million nine hundred and forty four thousand four hundred and sixty seven Reais to forty six million nine hundred and forty four thousand four hundred and sixty seven Reais.

c)                             Reduction of the registered capital of Usina Térmica Ipatinga S.A., from sixty four million one hundred and seventy four thousand two hundred and eighty one Reais and eleven

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

centavos to twenty nine million one hundred and seventy four thousand two hundred and eighty one Reais and eleven centavos.

d)                            Reduction of the registered capital of Cemig PCH S.A., from fifty million nine hundred and fifty two thousand four hundred and forty five Reais and two centavos to thirty million nine hundred and fifty two thousand four hundred and forty five Reais and two centavos.

e)                             Reduction of the registered capital of Capim Branco Energia S.A., from forty five million five hundred and twenty eight thousand one hundred and twenty five Reais and thirty eight centavos to five million five hundred and twenty eight thousand one hundred and twenty five Reais and thirty eight centavos.

f)                               Vote, by the representative of Cemig at the Extraordinary General Meetings of Stockholders of Sá Carvalho S.A., Rosal Energia S.A., Usina Térmica Ipatinga S.A., Cemig PCH S.A. and Capim Branco Energia S.A. in favor of approval of the reduction of the registered capital of those companies.

g)                            Signing, as consenting party, of the First Amendment to the Share Pledge Agreement with the Development Bank of Minas Gerais (BDMG), Banco Santander Banespa S.A., the Brazilian Development Bank (BNDES), Orteng Equipamentos e Sistemas Ltda. and Transminas Holding S.A., and as further consenting parties Companhia Transirapé de Transmissão and Furnas Centrais Elétricas S.A., for the purpose of granting of all the rights and obligations previously assumed by the consenting party Companhia Técnica de Engenharia Elétrica to Transminas Holding S.A., which is subrogated in the said contractual rights and obligations.

h)                            Signing, as consenting party, of the First Amendment to the Share Pledge Contract with BDMG, Banco Santander Banespa S.A., the BNDES, Orteng Equipamentos e Sistemas Ltda. and Transminas Holding S.A., having also as consenting parties Companhia Transudeste de Transmissão and Furnas Centrais Elétricas S.A., for the purpose of assignment of all the rights and obligations previously assumed by the consenting party Companhia Técnica de Engenharia Elétrica to Transminas Holding S.A., which is subrogated in the said contractual rights and obligations.

i)                                Signing of the Agreement to Constitute a Consortium with Indra Brasil Ltda., having as its object the constitution of a consortium for the provision of services of technical consultation in management, implementation and maintenance of management and consumer systems of holders of public service concessions in the field of electricity and related services, to be in effect for a period of two years, able to be extended for the same period upon signing of an amendment, Cemig’s share being 49% and Indra’s share being 51%.

j)                                Presentation to Energimp S.A. of a binding bid for acquisition of up to 49% of the total capital of the following companies: Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A. and Central Geradora Eólica Volta do Rio S.A.

l)                                Signing of the Ninth Amendment to the Rental Agreement for the Júlio Soares building, at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais, between Cemig, Cemig D, Cemig GT and Forluz, for a period of twelve months, valid from March 1, 2008, changing the monthly value of the rental, and also the global value of the agreement, to be shared as follows: Cemig 4%, Cemig D 54%, Cemig GT 42%.

m)                          Participation in the Tenth Round of Tenders held by the National Oil, Natural Gas and Biofuels Agency (ANP) for granting of concessions for exploration, development and production of Oil and Natural Gas in exploratory risk blocks.

n)                            Signing of the Commitment Undertaking with Codemig (Minas Gerais Economic Development Company), Comp Exploração e Produção de Petróleo e Gás S.A., Orteng

Equipamentos e Sistemas Ltda. and Sipet Agropastoril Ltda., Cemig participating jointly with Codemig in a 49% interest, each having 24.5%, and the other companies — Orteng, Comp and Sipet — having an aggregate 51%, namely 17% each.

o)         Alteration of the percentages of participation of each one of the companies mentioned in sub-item “n” of this item III, in any of the following events:

if the operators Orteng, Comp and Sipet decide to transfer their respective participations in the project between themselves;

if one or two of the three operators desists; or

if one or more operators requests reduction of their participation;

save that, in accordance with the Tender Document, whether operating in isolation or jointly, the operators shall have a minimum percentage of 30%, and the maximum participation of Cemig and Codemig is 70%, namely 35% for each of them.

p)         Signing, for each block awarded in the Tenth Round of Tenders by the ANP for concessions to explore, develop and produce oil and natural gas in exploratory risk blocks, of a Private Instrument of Commitment to Constitute a Consortium with the partner(s), for the purpose, in the event of a bid winning the auction, of signing the Concession Contract for this block, in the form required by the ANP.

IV —         The Board ratified:

a)                             Concession of a formal corporate guarantee by Cemig for contracting and renewal of the bridge loan contracted by Transchile Charrúa Transmisión S.A. with Banco do Brasil S.A.

b)                            Appointment of Mr. Luiz Fernando Rolla to simultaneous, non-remunerated exercise of functions as a member of the Boards of Directors of STC Sistema de Transmissão Catarinense S.A. and Lumitrans Companhia Transmissora de Energia Elétrica, for the period 2008 to 2011.

V —             Votes against: The Board member Wilton de Medeiros Daher voted against the matters relating to:

a)                             The Annual Budget for 2009.

b)                            The Priority One investment projects for 2008-2012, mentioned in sub-clause “a” and “b” of item II, above.

c)                             Constitution of the Cemig-Indra Consortium;

d)                            The binding proposal for acquisition of a stockholding in companies holding generation assets as specified in sub-items “i” and “j” of item III, above.

e)                             Participation in the Tenth Round of the ANP Auction, mentioned in sub-clauses “m”, “n”, “o” and “p” of item III, above.

VI —  Votes against: The Board members Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur, Andréa Leandro Silva, Jeffery Atwood Safford and Wilton de Medeiros Daher voted against the matter relating to the provision of a guarantee for a bridge loan contracted by Transchile Charrúa Transmisión S.A., mentioned in sub-item “a” of item IV, above.

VII — The following spoke on general matters and business of interest to the Company:

The Chairman
Board members:	Evandro Veiga Negrão de Lima,	João Camilo Penna,
	Roberto Pinto Ferreira Mameri Abdenur,	Wilton de Medeiros Daher,
	Andréa Leandro Silva,	Alexandre Heringer Lisboa.
Jeffery Atwood Safford,

Chief Officers:	Luiz Fernando Rolla,	José Carlos de Mattos.
Superintendent:	Emílio Castelar Pires Pereira.
Geologist:	Renato Fonseca.

The following were present:

	on December 16:	on December 17:
Board members:	Djalma Bastos de Morais,	Djalma Bastos de Morais,
	Alexandre Heringer Lisboa,	Alexandre Heringer Lisboa,
	Antônio Adriano Silva,	Antônio Adriano Silva,
	Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,	Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,
	João Camilo Penna,	João Camilo Penna,
	Maria Estela Kubitschek Lopes,	Maria Estela Kubitschek Lopes,
	Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher,	Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher,
	Andréa Leandro Silva,	Andréa Leandro Silva,
	Eduardo Lery Vieira,	Eduardo Lery Vieira,
	Jeffery Atwood Safford,	Jeffery Atwood Safford,
	Paulo Sérgio Machado Ribeiro, Fernando Henrique Schüffner Neto, Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro, Fernando Henrique Schüffner Neto, Guy Maria Villela Paschoal,
	Lauro Sérgio Vasconcelos David,	Lauro Sérgio Vasconcelos David and
	Marco Antonio Rodrigues da Cunha.	Marco Antonio Rodrigues da Cunha
Chief Officers:	Bernardo Afonso Salomão de Alvarenga,
	Luiz Fernando Rolla,	Luiz Fernando Rolla;
	Luiz Henrique de Castro Carvalho, José Carlos de Mattos.	José Carlos de Mattos.
Superintendent:	Emílio Castelar Pires Pereira.
Geologist:		Renato Fonseca.
Secretary:	Anamaria Pugedo Frade Barros.	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

12.                                 Summary of Minutes of the 451st Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, January 26, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company — CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of minutes of the 451st meeting of the Board of Directors

Date, time and place:	January 26, 2009, at 3p.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —      The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II —   The Board approved:

a)                             Entry of Cemig, as consenting party, jointly with Baguari Energia S.A., in accordance with BNDES (Brazilian Development Bank) decision DIR 1074/2008, into the financing contract to be signed between Cemig GT and the BNDES, the funds to be used for reimbursement of part of the capital injection made and for part of future capital injections into the SPC Baguari Energia S.A.

b)                            The minutes of this meeting.

III —  The Board authorized signing of the following documents:

1                                 Share Purchase Agreement, with MDU Brasil Ltda. (MDU), with MDU Norte Transmissão de Energia Ltda. (MDU Norte) as consenting party, for acquisition of shares representing 13.3% of the voting and total capital of Empresa Norte de Transmissão de Energia S.A. (ENTE) and shares representing 13.3% of the voting and total capital of Empresa Regional de Transmissão de Energia S.A. (ERTE).

2                                 Share Purchase agreement, with MDU and with Centrais Elétricas de Santa Catarina S.A. (Celesc), with MDU Sul Transmissão de Energia Ltda. (MDU Sul) as consenting party, for the acquisition of shares representing up to 10% of the voting and total capital of Empresa Catarinense de Transmissão de Energia S.A. (ECTE).

IV —  Vote against: Board Member Wilton de Medeiros Daher voted against the matter relating to the acquisition of equity interests in holders of transmission concessions mentioned in item III above.

V —    The following spoke on general matters and business of interest to the Company:

The Chairman
Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Jeffery Atwood Safford, José Castelo Branco da Cruz and Wilton de Medeiros Daher.

The following were present:

Board Members:

Djalma Bastos de Morais, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Eduardo Lery Vieira, Jeffery Atwood Safford, José Castelo Branco da Cruz, Paulo Sérgio Machado Ribeiro, Fernando Henrique Schüffner Neto, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha; and

Secretary:	Anamaria Pugedo Frade Barros.

(Signed:) Anamaria Pugedo Frade Barros

Commercial Board of the State of Minas Gerais

I certify registry on: 16-02-2009
Under the number: 4090825
Filing Receipt number: 091419481
Marinely de Paula Bomfim
General Secretary

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.:(0XX31)3506 5024

13.                                 Summary of Minutes of the 78th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 29—30, 2008

Cemig Geração e Transmissão S.A.

CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 78th meeting of the Board of Directors

Date, time and place:	Opened on October 29; and resumed, at 11.30 a.m., and closed, on October 30, 2008, at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —      The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II —    The Board approved the minutes of this meeting.

III       The Board authorized:

a)                             Opening of Administrative Tender Proceedings, and contracting of engineering services, for preparation of the Basic Project for Re-powering of the following Small Hydro Plants — Marmelos, Joasal, Paciência, Jacutinga, Luiz Dias, Bom Jesus do Galho, Gafanhoto, Rio de Pedras, Paraúna, Sumidouro, Lages, Martins, Pissarrão, Salto do Moraes, Santa Luzia, Anil, Piau, Poço Fundo and Santa Marta, with estimated period of six months for each plant.

b)                            Signing of the Second Amendment to Contract for Use of the Transmission System (CUST) No 077/2002, between the National Electricity System Operator (ONS), the transmission concession holders represented by the ONS, Cemig GT, CSN (Companhia Siderúrgica Nacional), Vale (Companhia Vale do Rio Doce), Votorantim Metais Zinco S.A. and Anglogold Ashanti Brasil Mineração Ltda., changing the names of: Companhia Mineira de Metais, to Votorantim Metais Zinco S.A., backdated to July 1, 2006; and Anglogold Ashanti Mineração Ltda., to Anglogold Ashanti Brasil Mineração Ltda., backdated to January 1, 2007.

c)                             Signing of a Working Agreement to Join the Mixed Benefit Private Pension Plan (Plan B) between Rosal Energia S.A. and Forluz, with Cemig, Cemig D, Cemig GT, Gasmig, Empresa de Infovias S.A. and Sá Carvalho S.A. as consenting parties, to establish the duties and entitlements of Rosal Energia S.A., as sponsor of that Plan, and of Forluz, as party responsible for management of the Plan; and also participation in the Dental Health Plan of that Foundation, both to be without fixed term, resulting in its becoming a Sponsor of the Plans and extending the benefits to the employees of Rosal Energia S.A.

d)                            Adoption by Cemig GT of parameters and criteria for cost of capital used in valuation of investments, covering subsidiaries including wholly-owned subsidiaries, and orienting the affiliated companies.

e)                             Continuing participation of the Company in the project subject of Lot D of Aneel Auction 004/2008, comprising transmission facilities in the State of Mato Grosso; ratifying the creation of Empresa Brasileira de Transmissão de Energia S.A. (EBTE) by Cemig GT

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil    Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

and Empresa Amazonense de Transmissão de Energia S.A. (EATE), with holdings of 49% and 51%, respectively, and signing of the respective Stockholders’ Agreement with EATE.

f)                               Inclusion in the next Revision of the Company’s Capital Expenditure Program of the value of the equity under the responsibility of Cemig GT in the project subject of Lot D of Aneel Auction 004/2008, and paying-in by Cemig GT of the injections of capital into EBTE.

g)                            Vote: Authorization for the representatives of Cemig GT at the Extraordinary General Meeting of Stockholders and/or in the meeting of the Board of Directors of EBTE, to vote in favor of the approval of the increase in the Registered Capital, of one hundred and twenty five million, nine hundred and fifty four thousand Reais, in June 2008 currency, and one hundred and twenty nine million, five hundred and fifty three thousand Reais, in currency of today’s date.

h)                            Filing of legal actions, with or without payment into Court, aiming to reverse the interim judgment given in Case No. 2002.34.00.026509-0, which ordered re-accounting and settlement in the short-term market, for the period January to December 2001; and applying for the effects of Aneel Dispatch 288/2002 to be upheld, as a final decision.

IV — The Board delegated to the Executive Board, until December 31, 2008, competency to authorize signing of new short term contracts for purchase and sale of electricity between Cemig GT and Usina Termelétrica Barreiro S.A., in the event of one winning the auctions held by the other, the Board of Directors to be advised of the instruments approved at the meeting following the approval.

V —   The Board ratified:

a)                             Signing of Short-Term Electricity Purchase Contracts with Usina Termelétrica Barreiro S.A., for supply of electricity in September—December 2006, January—May 2007 and July 2007.

b)                            Signing of the First Amendment to Contract for Use of the Transmission System (CUST) 077/2002, between the ONS, Cemig, CSN (Companhia Siderúrgica Nacional), Vale (Vale do Rio Doce), Companhia Mineira de Metais and Mineração Morro Velho Ltda., to specify amounts of use of the transmission system contracted for the years 2004 and subsequent years.

VI — The Board re-ratified Board Spending Decision (CRCA) 073/2007, with the following effect:

a)                             To change the total amount of the capital expenditure budget in Project 1714/07 — for the special-purpose company Guanhães Energia S.A. — Cemig GT to contribute 49%.

b)                            To change the equity of the entrepreneurs, Cemig GT to hold 49%.

c)                             To change the stockholder’s Rate of Return on Investment.

d)                            To change the condition for issuance of the service order for start of construction of the principal works.

e)                             Non-exercise, by Cemig GT, of the right of preference in the disposal of 50% of the interest held by Investminas Participações S.A., in Guanhães Energia S.A., to Fundo de Investimento do FGTS (FI—FGTS), maintaining Cemig GT’s holding in that company at 49%.

f)                               To authorize Cemig to sign, with Investminas Participações S.A. and FI—FGTS (Fundo de Investimento do FGTS), and Guanhães Energia S.A. as consenting party, the First Amendment to the Stockholders’ Agreement, for FI—FGTS to join the Stockholders’ Agreement. The other items of that CRCA are unchanged.

VII – The Board established the guidelines for negotiation of the 2008-9 Collective Work Agreement.

VIII – Votes against; abstention: The Board member Wilton de Medeiros Daher:

1)                             Voted against the matters relating to:

a)                  Signing of electricity purchase and sale agreements with Usina Termelétrica Barreiro S.A., mentioned in item IV and sub-item “a” of item V, above.

b)                 Signing of amendments to Contract for Use of the Transmission System (CUST) 077/2002, referred to in sub-item “b” of item V and item III, above.

c)                  The SPE Guanhães Energia S.A., mentioned in item VI, above.

d)                 The cost of capital for economic assessment of investments: parameters and criteria, mentioned in sub-item “d” of item III, above.

2)                             Abstained from voting on the matter relating to filing of a legal action relating to reaccounting and settlement in the short-term market, mentioned in sub-item “h” of item III, above.

IX — Votes against: The Board members Wilton de Medeiros Daher, André Araújo Filho, Evandro Veiga Negrão de Lima, Clarice Silva Assis, Jeffery Atwood Safford and Andréa Leandro Silva voted against the matter relating to participation by Cemig GT in Lot D of Aneel Auction 004/2008, referred to in item III, sub-items “e” “f” and “g”, above.

X —   Abstention: The Board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the guidelines for the 2008—9 Collective Work Agreement, referred to in item VII above.

XI — The following spoke on general matters and business of interest to the Company:

The Chairman
Board members:	André Araújo Filho,	. Andréa Leandro Silva,
	Evandro Veiga Negrão de Lima,	Wilton de Medeiros Daher,
	Clarice Silva Assis,	Alexandre Heringer Lisboa
Jeffery Atwood Safford,
Chief Officers:	Luiz Fernando Rolla,	Bernardo Afonso Salomão de Alvarenga.
Representatives of:	MCM Consultores Associados Ltda.,	Morgan Stanley,
:	Banco Itaú BBA S.A.,	Europraxis Consulting.
Gilberto Lacerda
Member of the Union Negotiating Committee:

The following were present:
	on October 29:	on October 30:
Board members:	Alexandre Heringer Lisboa,	Alexandre Heringer Lisboa,
	André Araújo Filho,	André Araújo Filho,
	Antônio Adriano Silva,	Antônio Adriano Silva,
	Evandro Veiga Negrão de Lima,	Evandro Veiga Negrão de Lima,
	Francelino Pereira dos Santos,	Francelino Pereira dos Santos,
	João Camilo Penna,	João Camilo Penna,
	Maria Estela Kubitschek Lopes,	Maria Estela Kubitschek Lopes,
	Wilton de Medeiros Daher,	Wilton de Medeiros Daher,
	Clarice Silva Assis,	Clarice Silva Assis,
	Eduardo Lery Vieira,	Eduardo Lery Vieira,
	Jeffery Atwood Safford,	Jeffery Atwood Safford,
	Paulo Sérgio Machado Ribeiro,	José Castelo Branco da Cruz,
	Andréa Leandro Silva,	Paulo Sérgio Machado Ribeiro,
	Franklin Moreira Gonçalves,	Franklin Moreira Gonçalves,
	Guy Maria Villela Paschoal.	Guy Maria Villela Paschoal.
CEO and Vice-chairman:	Djalma Bastos de Morais.	Djalma Bastos de Morais.
Chief Officers and	Marco Antonio Rodrigues da Cunha,	Marco Antonio Rodrigues da Cunha.
Board members:	Fernando Henrique Schüffner Neto.
Representatives of:	MCM Consultores Associados Ltda.,	Morgan Stanley,
	Banco Itaú BBA S.A.,	Europraxis Consulting.
Member of the Union Negotiating Committee:		Gilberto Lacerda.
Secretary:	Anamaria Pugedo Frade Barros.	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

14.                                 Summary of Minutes of the 80th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 26—27, 2008

Cemig Geração e Transmissão S.A.

Listed company — CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 80th meeting of the Board of Directors

Date, time and place:	Begun on November 26, 2008, and resumed, at 2.30 p.m., and closed, on November 27, 2008, at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II —	The Board approved the minutes of this meeting.

III —

The Board authorized the signing, with Cemig and Cemig D, of the First Amendment to the Scientific, Technological and Mutual Support Working Agreement approved by CRCA (Board Spending Decision) 032/2007 of June 2007, to comply with the order by Aneel changing the period of validity to five years, from May 21, 2007, without provision for extension.

IV —	The Board members decided the calendar for probable dates of Board meetings in 2009.

V —	The following spoke on general matters and business of interest to the Company:

The Chairman
	Board Members:	Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur,
Andréa Leandro Silva and Jeffery Atwood Safford.
	Chief Officer:	Luiz Fernando Rolla.
	Superintendent:	Leonardo George de Guimarães.

The following were present on November 26:
	Board Members:	Djalma Bastos de Morais, Antônio Adriano Silva, Evandro Veiga Negrão de Lima,
Francelino Pereira dos Santos, João Camilo Penna,
Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher,
Andréa Leandro Silva, Eduardo Lery Vieira, Fernando Henrique Schüffner Neto,
Jeffery Atwood Safford, Guy Maria Villela Paschoal,
Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha.
	Chief Officers:	Bernardo Afonso Salomão de Alvarenga, Luiz Fernando Rolla,
Luiz Henrique de Castro Carvalho, José Carlos de Mattos.
	Secretary:	Anamaria Pugedo Frade Barros.

The following were present on November 27:
	Board Members:	Djalma Bastos de Morais, Alexandre Heringer Lisboa, André Araújo Filho,
Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,
João Camilo Penna, Wilton de Medeiros Daher, Andréa Leandro Silva,
Eduardo Lery Vieira, Jeffery Atwood Safford,
José Castelo Branco da Cruz, Guy Maria Villela Paschoal.
	Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha.
	Superintendent:	Leonardo George de Guimarães.
	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

15.                                 Summary of Minutes of the 81st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 16–17, 2008

Cemig Geração e Transmissão S.A.

Listed company — CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 81th meeting of the Board of Directors

Date, time and place:	Opened on December 16 at 11.30 a.m.; and resumed, at 2.30 p.m., and closed, on December 17, 2008, at 2.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II —	The Board approved:

	a)	The first revision of Project 1307/05: Service to Empresa Elétrica Bragantina S.A. — Transmissão.

	b)	Project 2167/08: Minimization of the Variable Portion in Cemig GT, authorizing the opening of the respective tenders and contracting of purchase of the services.

	c)	The Annual Budget for 2009.

d)

Priority One Projects, for the five-year period 2008-2012; including them in the Budget Proposal for the years to which the projects apply; authorizing opening and continuation of tender proceedings, and contracting of services and making of purchases necessary to their execution; and ordering the Chief Officer for Finance, Investor Relations and Control of Holdings to monitor the parameters that measure the economic performance of the Projects in question, and also other economic variables recommended by the Budget Prioritization Committee.

	e)	The minutes of this meeting.

III —	The Board authorized:

a)

Signing, with ABB Ltda., of the First Amendment to the Contract for Replacement of the Handling and Synchronization Assemblies of the Generators of the Jaguara Hydro Plant, to include: alteration of the limit periods for re-start of operation of Generator Units 01 and 02, and consequent adaption of the Timetable for Implementation, the Timetable of Payment Events and the Financial Disbursement Timetable; extension, for five years, of the period of guarantee for the complete assembly of the medium-voltage disconnection switch, including its extinction chambers and its sealed mechanisms; alteration of the scope of supply of the spare parts; and alteration of the total value of the Contract.

b)

Signing of the First Amendment to the Contract for Implementation of the Project to Serve Empresa Elétrica Bragantina S.A., between Cemig D, Cemig GT and Camargo Corrêa Equipamentos e Sistemas S.A., comprising, extension of the period of validity of the Agreement; reduction of the scope of the Agreement; payment of additional costs incurred by the Contractor, as per Report of the Office of the Superintendent for Coordination of Expansion of Distribution; and alteration of the value of the Agreement.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

c)

Signing of the 9th Amendment to the Contract for Rental of the Júlio Soares Building, at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais, between Cemig, Cemig D, Cemig GT and Forluz, for a period of 12 months, valid from March 1, 2008, altering the monthly amount of the rental, and the global value of the Contract, to be shared as follows: Cemig 4%; Cemig D 54%; Cemig GT 42%.

d)

Presentation, to Energimp S.A., of a binding proposal for acquisition of up to 49% of the total capital of the following companies: Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A. and Central Geradora Eólica Volta do Rio S.A.;

e)

Signing of the Contract for Purchase and Sale of Shares in Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A. and Central Geradora Eólica Volta do Rio S.A., with Energimp S.A.;

f)

Signing of the Stockholders’ Agreements of Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A. and Central Geradora Eólica Volta do Rio S.A., between Energimp S.A. and Cemig GT.

	g)	Supplementation of Cemig GT’s 2009 budget, for acquisition of the companies referred to above.

IV —

The Board delegated to the Executive Board, until December 31,2009, the competency to authorize signing, after hearing the opinion of the Electricity Risks Management Committee, of contracts for sale of electricity, related guarantees and counter-guarantees and the other instruments necessary for their realization such as may individually have amounts of five million Reais or more, and the respective amendments and terms of rescission; and also the competency to authorize signing of contracts of the same nature and the respective additions and terms of rescission, when entered into between Cemig GT and any of its stockholders, or companies that are their parent companies, or their subsidiaries or under their common control, whether or not they, individually, have amounts greater than or equal to five million Reais, and the Board of Directors must be advised of the instruments approved by the Executive Board at the next meeting following their approval.

V —

The Board ratified the signing of the Working Agreement with Emater/MG (Companhia de Assistência Técnica e Extensão Rural do State of Minas Gerais), for implementation of the Project Irapé Craft Works: Redeeming Values and Culture through Crafts, for the purpose of jointly and sustainably organizing, qualifying and making economically viable the rural craft sector, promoting social empowerment, the offer of productive occupations, and improvement of income and quality of life, for the families relocated by the Irapé Plant, with period of validity of 24 months, able to be extended for up to 36 months, with a total limit of 60 months, upon signature of an amendment.

VI —	Votes against: The Board member Wilton de Medeiros Daher voted against the following matters:

	a)	Signing of a working agreement with Emater/MG for the Project Irapé Craft Works: Redeeming Values and Culture through Crafts, mentioned in item V above.

	b)	The 2009 Annual Budget.

	c)	Priority One Projects for the five-year period 2008-2012, mentioned in sub-items “c” and “d” of item I, above.

	d)	The binding proposal for acquisition of a stockholding in companies holding generation assets, mentioned in sub-items “d”, “e”, “f” and “g” of item III, above.

VII —	The following spoke on general matters and business of interest to the Company:

The Chairman
	Board members:	Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford,
		Roberto Pinto Ferreira Mameri Abdenur,	Wilton de Medeiros Daher and
		Andréa Leandro Silva,	Alexandre Heringer Lisboa
	Chief Officer:	Luiz Fernando Rolla.
	Superintendent:	Emílio Castelar Pires Pereira.

The following were present:

	on December 16:	on December 17:
Board members:

Djalma Bastos de Morais,

Alexandre Heringer Lisboa,

Antônio Adriano Silva,

Evandro Veiga Negrão de Lima,

Francelino Pereira dos Santos,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Roberto Pinto Ferreira Mameri Abdenur,

Wilton de Medeiros Daher,

Andréa Leandro Silva,

Eduardo Lery Vieira,

Jeffery Atwood Safford,

Paulo Sérgio Machado Ribeiro,

Fernando Henrique Schüffner Neto,

Guy Maria Villela Paschoal,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha.

Djalma Bastos de Morais,

Alexandre Heringer Lisboa,

Antônio Adriano Silva,

Evandro Veiga Negrão de Lima,

Francelino Pereira dos Santos,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Roberto Pinto Ferreira Mameri Abdenur,

Wilton de Medeiros Daher,

Andréa Leandro Silva,

Eduardo Lery Vieira,

Jeffery Atwood Safford,

Paulo Sérgio Machado Ribeiro,

Fernando Henrique Schüffner Neto,

Guy Maria Villela Paschoal,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha.

Chief Officers:	Bernardo Afonso Salomão de Alvarenga, Luiz Fernando Rolla, Luiz Henrique de Castro Carvalho, José Carlos de Mattos.
Superintendent:	Emílio Castelar Pires Pereira.
Secretary:	Anamaria Pugedo Frade Barros.	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

16.                                 Summary of Minutes of the 83rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 26, 2009

Cemig Geração e Transmissão S.A.

Listed company — CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 83rd meeting of the Board of Directors

Date, time and place:	January 26, 2009, at 5p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B 1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —

The Chairman asked the Board members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II —	The Board approved the minutes of this meeting.

III —	The Board approved:

• the revision of Project 1565/05 — Baguari Hydroelectric Plant;

and authorized:

•

signing by Cemig GT of the Financing Contract with the Brazilian Development Bank (BNDES), in which Cemig and Baguari Energia S.A. are consenting parties, in accordance with BNDES Decision DIR-1074/2008, the funds to be used for reimbursement of part of the capital injections made, and for part of future capital injections into Baguari Energia S.A.; and

•

that the representatives of Cemig GT, in the Extraordinary General Meeting of Stockholders of Baguari Energia S.A., should vote in favor of the increase of the registered capital of that Company, to two hundred and sixty five million Reais, and the subscription of shares by Cemig GT, corresponding to the percentage of its present holding in that Company, using for paying-up of the shares the injections of capital already made and to be made, by Cemig GT, into the Baguari Hydroelectric Plant Consortium;

•

the above-mentioned capital injection, and signing, as consenting party, of the financing contract to be signed between Cemig GT and the BNDES, both to be submitted for approval by the next Ordinary General Meeting of Stockholders of Cemig GT.

IV —	The Board authorized:

1

Signing, as consenting party, jointly with Madeira Energia S.A. (MESA), Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-estrutura Ltda. and Odebrecht S.A., and with Santo Antônio Energia S.A. (SAESA) and the BNDES, of the Credit Facility Financing Contract.

2

Signing, as consenting party, jointly with MESA, Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-estrutura Ltda. and Odebrecht S.A., and also with SAESA and with Banco Santander S.A., Banco Bradesco S.A., Banco do Brasil S.A., UNIBANCO — União de Bancos Brasileiros S.A., Banco do Nordeste do Brasil S.A., Caixa Econômica Federal, BES Investimento do Brasil S.A. —

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

Banco de Investimento and Banco da Amazônia S.A., of the Onlending Credit Facility Financing Contract.

3

Signing, as a party, jointly with the other shareholders of MESA, MESA itself, SAESA and its creditors and Odebrecht S.A., of the Contract for Support by Stockholders and Other Matters, in which the private shareholders undertake, irrevocably, to inject into MESA an amount equivalent to 51% of the past due debt of SAESA, including principal, interest, fees, penalty payments and charges specified in the financing instruments, in the form of capital, by means of subscription and paying-up, in Brazilian currency, of new nominal common shares of the capital of MESA, without par value, in the event of non-payment of an installment of the principal and/or accessory amounts of the Financing Instruments or in the event of declaration of early maturity of the financing instruments.

4

Signing, as a party, jointly with the other stockholders of MESA, MESA itself, SAESA and its creditors and Odebrecht S.A., of the Contract for Support by the Stockholders for Coverage of Shortfalls and Other Matters, in which the stockholders undertake, in accordance with their respective stockholding interests in the registered capital of MESA, irrevocably, to inject into MESA the necessary funds, in the form of capital, by subscription and paying-up, in Brazilian currency, of new nominal common shares of the capital of MESA, without par value, in the event of an Ordinary Capitalization Event or an Extraordinary Capitalization Event.

5

— that the representative of Cemig GT, in the meeting of MESA that decides on the increase of capital arising from an Ordinary Capitalization Event, should vote in favor thereof, also authorizing Cemig GT to subscribe and pay up 10% of the shares issued in this capital increase, within the periods necessary for compliance with the obligations specified in the Agreement. Any capital increase arising from an Extraordinary Capitalization Event shall be the subject of specific decision by the Board of Directors of Cemig GT.

6

Signing, as consenting party, jointly with the other stockholders of MESA, and also with MESA itself and the creditors of SAESA, with SAESA as consenting party, of the Contract to Pledge the Totality of the Shares issued by Santo Antônio Energia S.A. and Other Matters, under which, to ensure the payment of all the obligations arising from the financing instruments, including but without limitation those relating to the principal of the debt, interest, fees, contractual penalty payments, penalty payments and expenses, and also the repayment of all and any amount that the creditors may disburse by reason of the constitution, confirmation or exercise of rights, or of performance of the pledge now given as specified in the contract, and/or of the execution of the other guarantees, MESA irrevocably pledges goods and rights in favor of the creditors.

7

Signing, as a party, together with the other stockholders of MESA, MESA itself, SAESA and its creditors, Odebrecht S.A. and a bank to be indicated for collection/centralization of funds, of the Contract for Fiduciary Assignment of Rights, Administration of Accounts and Other Matters, the object of which is to regulate fiduciary assignment by SAESA and by MESA in favor of the creditors.

V —	The Board authorized:

A)

Signing, as consenting party, jointly with Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A. and Odebrecht Investimentos em Infra-estrutura Ltda., and also with (Issuer), Fundo de Investimento do Fundo de Garantia do Tempo de Serviço (FI-FGTS) (Debenture Holder), Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Fiduciary Agent) and SAESA (consenting party), of the Private Deed of the First Private Issue of Non-Convertible Debentures, in Six Series, of the Subordinated Type, Subject to Conversion to the Unsecured Type, in the amount of one billion, five hundred million Reais.

B)

Signing, as a party, jointly with the other stockholders of MESA, and also with MESA itself and FI-FGTS, as consenting parties, of the Stockholders’ Agreement and Procedures for Capitalization of Madeira Energia S.A. (MESA) and Other Matters, the object of which is to define procedures that ensure rapid and efficient performance, by MESA or, as the case may be, by FI-FGTS or by the administrator of the Fund, of the obligations assumed by each stockholder and each consenting party in that agreement and in the Debenture Deed. By this instrument Cemig GT, with the other stockholders, undertakes to subscribe and to pay up an increase in the capital of MESA, so that MESA may settle its obligations assumed under the Private Deed of Private Issue of Debentures in MESA.

C)

Granting of a mandate by Cemig GT to FI-FGTS as its sole and exclusive attorney. Without prejudice to the other obligations specified in this Agreement, the Stockholders undertake, proportionately to their respective stockholding interests in the registered capital of the Company, to make injections of capital into MESA in such a way that the total subscribed registered capital of the Company reaches or exceeds the amounts of:

two hundred fifty nine million, four hundred fifty five thousand Reais by July 31, 2011;
five hundred eighteen million, nine hundred nine thousand Reais by December 31, 2011;
seven hundred fifty million Reais by May 31, 2012;

one billion two hundred forty million five hundred forty six thousand Reais by September 30, 2012;
and one billion five hundred million Reais by December 31, 2012.

D)

— that the representative of Cemig GT in the meeting of MESA that decides the said increases of capital, should decide in favor thereof, also authorizing Cemig GT to subscribe and pay up 10% of the shares of MESA issued in the capital increases, in the periods necessary for compliance with the obligations specified in the Agreement.

E)

Signing, as consenting party, jointly with the other stockholders of MESA and MESA itself, and also with SAESA and FI-FGTS, of a Commitment Undertaking, in which SAESA and FI-FGTS undertake to sign the Private Deed of the First Private Issue of Non-Convertible Debentures in Two Series, of the Real Guarantee with Additional Guarantees type, and also to negotiate in good faith the additional terms and conditions of the Deed, comprising the features of the issue, the conditions for subscription and for paying up of the debentures, the default events and early maturity events, positive and negative covenants of the Issuer, etc. By this undertaking the parties agree that SAESA shall have the option, after the disbursement of the totality of the credits contracted under the Financing Contracts and the Deed, if it be still necessary for the development, implantation and construction of the Project, to contract additional indebtedness of up to five hundred forty million Reais, which amounts shall be updated in accordance with the variation of the IPC-A inflation index from the date of the said Commitment Undertaking up to the date of the actual issue, as the case may be, in the form of Profit Share Debentures.

F)

Vote in favor by the representatives of Cemig GT in the Extraordinary General Meeting of Stockholders of MESA, for approval of its First Private Issue of Non-Convertible Debentures, in Six Series, of the Subordinated Type, subject to Conversion to the Unsecured Type, and authorization to sign the following documents:

Private Deed of the First Private Issue of Non-Convertible Debentures, in Six Series, of the Subordinated Type, Subject to Conversion to the Unsecured Type;

Stockholders’ Agreement and Procedures for Capitalization of Madeira Energia S.A. (MESA) and Other Matters;

Commitment Undertaking; and

Private Instrument of Constitution of Fiduciary Pledge of Shares issued by Madeira Energia S.A. (MESA) and Other Matters, to be signed by Andrade Gutierrez

Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia and Odebrecht Investimentos em Infra-estrutura Ltda. (Guarantors), FI-FGTS (Creditor) and MESA (Consenting Party). By this instrument, in guarantee of the debentures of MESA, the Guarantors irrevocably undertake to place a fiduciary charge upon the totality of the shares that they hold, present and future, in favor of the Creditor, as guarantee of the payment of the obligations of MESA arising from the issue referred to.

VI —

The Board member Marco Antonio Rodrigues da Cunha explained that the contractual instruments involved in the BNDES financing transaction are being approved as per BNDES Decision DIR.1120/2008, relative to the meeting of the Board of the BNDES of December 16, 2008.

VII —

Abstention: The Board member Wilton de Medeiros Daher abstained from voting on the matters relating to the Santo Antônio Hydroelectric Plant Project / Financing Contract, and also relating to the issuance of debentures of MESA, mentioned in items IV and V respectively.

VIII —	The following spoke on general matters and business of interest to the Company:

	The Chairman Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Jeffery Atwood Safford, José Castelo Branco da Cruz and Wilton de Medeiros Daher.

The following were present:
Board Members:

Djalma Bastos de Morais, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Eduardo Lery Vieira, Jeffery Atwood Safford, José Castelo Branco da Cruz, Paulo Sérgio Machado Ribeiro, Fernando Henrique Schüffner Neto, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha.

	Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros

Commercial Board of the State of Minas Gerais
I certify registry on 16-02-2009
Under the number: 4090851
Filing Receipt number: 091419514
Marinely de Paula Bomfim
General Secretary

17.                                 Summary of Principal Decisions of the 87th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 18, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company — CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 87th meeting, held on March 18, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.               Signing of an amendment to the contract for provision of services with the National Electricity System Operator (ONS).

2.               Contracting of corporate printing, scanning, photocopying and fax services.

3.               Filing of legal action to make use of the PAT tax incentive as deductible for corporate income tax.

4.               Signing of amendment to contract between Cemig, the Federal Government, CEB, CEBPAR and Cemig GT.

5.               Supply of electricity to the Volta Grande Hydroelectric Plant.

6.               Report of Management and Financial statements for the year 2008. Submitted to the Annual and Extraordinary General Meetings of Stockholders (“AGM/EGM”).

7.               Proposal for allocation of profit for 2008. Proposal submitted to the AGM/EGM.

8.               Changes to the Bylaws. Proposal submitted to the AGM/EGM.

9.               Changes in the composition of the Committees of the Board of Directors.

10.         Revision of the Sinocon Project and signing of amendment.

11.         Convocation of Annual and Extraordinary General Meetings of Stockholders (AGM/EGM).

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

18.                                 Summary of Principal Decisions of the 85th Meeting of the Board of Directors, Cemig Distribuição S.A., March 18, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 85th meeting, held on March 18, 2009, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.               Signing of an amendment to a contract with SAP Brasil Ltda.

2.               Contracting of corporate printing, scanning, photocopying and fax services.

3.               Signing of an amendment to a contract with the Brazilian Mail Service (ECT).

4.               Economic and financial imbalance / Reimbursement to Comar Construções e Montagens Ltda.

5.               Economic and financial imbalance / Reimbursement to Construtora Remo Ltda.

6.               Supply of electricity to the Volta Grande Hydroelectric Plant.

7.               Filing of legal action to make use of the PAT tax incentive as deductible for corporate income tax.

8.               Report of Management and Financial statements for the year 2008. Submitted to the Annual and Extraordinary General Meetings of Stockholders (“AGM/EGM”).

9.               Proposal for allocation of profit for 2008. Proposal submitted to the AGM/EGM.

10.         Changes to the Bylaws. Proposal submitted to the AGM/EGM.

11.         Election of Mr. Sérgio Alair Barroso as Chairman of the Board of Directors.

12.         Changes in the composition of the Committees of the Board of Directors.

13.         Convocation of Annual and Extraordinary General Meetings of Stockholders (AGM/EGM).

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

19.                                 Summary of Decisions of the 455th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 18, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 455TH MEETING OF THE BOARD OF DIRECTORS

At its 455th meeting, held on March 18, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.               Report of Management and Financial statements for the year 2008. Submitted to the Annual and Extraordinary General Meetings of Stockholders (“AGM/EGM”).

2.               Proposal for allocation of profit for 2008. Proposal submitted to the AGM/EGM.

3.               Filing of legal action to make use of the PAT tax incentive as deductible for corporate income tax.

4.               Signing of a contract and its amendments, between Cemig, the Federal Government, CEB, CEBPAR and Cemig GT.

5.               Revision of the Furnas—Pimenta Transmission Line project and increase of the registered capital of Companhia de Transmissão Centroeste de Minas.

6.               Changes in the composition of the Committees of the Board of Directors.

7.               Increase in the registered capital of Cemig. Proposal submitted to the AGM/EGM.

8.               Orientation of vote of the representative of Cemig in the AGM/EGM of Cemig D and the AGM/EGM of Cemig GT.

9.               Convocation of Annual and Extraordinary General Meetings of Stockholders (AGM/EGM).

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025